Simpson Thacher & Bartlett llp

425 Lexington Avenue New York, NY 10017-3954

telephone: +1-212-455-2000 facsimile: +1-212-455-2502
Direct Dial Number +1 (212) 455-2295	E-mail Address gcalheiros@stblaw.com

April 27, 2021

VIA EDGAR & EMAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mr. David Edgar, Senior Staff Accountant Ms. Kathleen Collins, Accounting Branch Chief Mr. Alexandra Barone, Staff Attorney Mr. Larry Spirgel, Office Chief

Re:	Zenvia Inc. Registration Statement on Form F-1
File 333-255269
CIK No. 0001836934

Ladies and Gentlemen:

By letter dated April 22, 2021 (the “Comment Letter”), you provided comments on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above referenced Registration Statement on Form F-1 (the “Registration Statement”) of Zenvia Inc. (the “Company”), a Cayman Islands exempted company with limited liability, relating to the proposed offering in the United States of the Company’s Class A common shares (the “Class A Shares”) under the Securities Act of 1933, as amended (the “Securities Act”).

On behalf of the Company, we enclose herewith the Company’s responses to your comments on the Registration Statement for review by the Staff. Concurrently with the submission of this letter, the Company is filing Amendment No. 1 to its Registration Statement via EDGAR (the “Amendment No. 1”). Unless for comments for which we are providing revised disclosure in this letter, Amendment No. 1 has been revised in response to the Staff’s comments and to reflect certain other changes.

BEIJING	HONG KONG	Houston	LONDON	Los Angeles	Palo Alto	SÃO PAULO	TOKYO	Washington, D.C.

On behalf of the Company, we wish to thank you and the other members of the Staff for your prompt review of the Registration Statement.

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. The Staff’s comments are retyped below in bold-face type for your ease of reference and are followed by the Company’s responses. We have included page numbers to refer to the location in the Amendment No. 1 where the disclosure addressing a particular comment appears. The responses and information described below are based upon information provided to us by the Company.

To facilitate the Staff’s review, we have attached as Annex A to this letter updated versions of the “Presentation of Financial and Other Information,” “Use of Proceeds,” “Capitalization,” and “Unaudited Pro Forma Condensed Financial Information” sections of the Registration Statement that have been completed using certain estimates and assumptions relating to share count, offering size, price range, exchange rates and more recent information available related to the metrics underlying the formulas used to determine consideration payable to D1 and Sirena shareholders in connection with the D1 Acquisition and the Sirena Acquisition. The Company notes that the information in Annex A also reflects a preliminary price range of between US$17.00 and US$19.00 per class A common share. Except as otherwise indicated in the sections of the Registration Statement included in Annex A, the information thereto is based on an assumed US$18.00 per Class A common share, the midpoint of the preliminary price range specified above and an offering size of 11,111,111 Class A common shares (assuming no exercise of the underwriters’ option to purchase additional class A common shares). Accordingly, if the midpoint of the price range or the offering size changes, the Company will make conforming changes to such information in a subsequent pre-effective amendment to the Registration Statement.

Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Amendment No. 1.

To facilitate your review, we will provide to the Staff via email a courtesy copy of the Amendment No. 1, which has been marked to show changes to the Registration Statement. We will also provide via e-mail a courtesy copy of the sections included in Annex A hereto, which have been marked to show changes made to the equivalent sections included in the Registration Statement.

The Company currently contemplates, subject to the resolution of the Staff’s comments on the Registration Statement and market conditions, commencing its road show activities on May 3, 2021 and expects to price the initial public offering on or about May 11, 2021. We would greatly appreciate the Staff’s willingness to work with the Company to achieve this contemplated offering timetable.

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Form F-1 filed April 16, 20201

Special Note Regarding Non-GAAP Financial Measures, page vi

1.	You state in your revised disclosures in response to prior comment 1 that the amortization of acquired intangible assets does not directly relate to the services you perform to your clients. Please explain further what is meant by this statement or revise to remove this disclosure. Also, revise the statement where you indicate that amortization of intangible assets acquired from business combination, which are excluded from Non-GAAP Gross Profit and Non-GAAP Operating Profit represent the "entire amount recorded within [y]our consolidated financial statements," and clarify that this adjustment represents the entire amount recorded in your financial statements as it relates to amortization from business combination intangibles only.

The Company acknowledges the Staff’s comment and respectfully advises that it has amended page vii of the Amendment No. 1 to address the Staff’s comment.

Recent Developments

Our Preliminary Results for the First Quarter of 2021, page 10

2.	Please revise your preliminary results discussions for both Zenvia and D1 to balance such disclosures with a discussion of a measure of income, such as net income/loss.

The Company acknowledges the Staff’s comment and respectfully advises that it has amended pages 11 and 12 of the Amendment No. 1 to address the Staff’s comment. With respect to D1, as such entity is not and will not be under control of the Company prior to consummation of the offering, the Company is undertaking its best efforts to cause D1’s management to prepare reliable data relating to a measure of income so that it can be properly reviewed by the Company and presented on a quantitative basis. If, however, no such data is able to be prepared prior to the date of effectiveness of the Registration Statement without unreasonable efforts or expense, the Company intends to replace the current disclosure and include qualitative discussion of a measure of income, such as net income (loss), for D1 for the three months ended March 31, 2021 indicating the relevant trends that are able to be reasonably determined based on the information available at that time. The Company respectfully believes that such qualitative discussion would also serve the purpose of balancing the disclosure based on the available information.

Capitalization, page 73

3.	We note from your revised disclosures that only certain Zenvia Brazil shareholders will receive new Class B common stock in the Corporate Reorganization while others, namely Spectra I Fundo and Spectra II Fundo, will receive new Class A common stock. However, the introductory bullet points to this table only discuss the issuance of new Class B shares in the Reorganization. Please revise as necessary.

The Company acknowledges the Staff’s comment and respectfully advises that it has amended page 71 of the Amendment No. 1 to address the Staff’s comment.

Unaudited Pro Forma Condensed Financial Information, page 88

4.	We note from your response to prior comment 4 that you intend to include an "other transaction accounting adjustments" column in the pro forma condensed statement of financial position to give pro forma effect to the portion of the proceeds directly attributable to the D1 acquisition. Please ensure that any pro forma earnings per share information similarly reflects only the number of shares in the offering that will be used to fund this acquisition. To the extent that you include additional pro forma earnings per share information to reflect the incremental shares in the offering or other expenses to be recorded upon this offering, please also reflect such information in a separate column in your pro forma balance sheet.

The Company acknowledges the Staff’s comment and respectfully advises that it has updated the Unaudited Pro Forma Condensed Financial Information section included in Annex A hereto to give pro forma effect to the portion of the proceeds directly attributable to the D1 Acquisition (and, accordingly, the number of Class A common shares to be issued in connection with the contemplated offering whose proceeds are directly attributable to the D1 Acquisition) in both the unaudited pro forma condensed statement of financial position and the pro forma earnings per share information included in the unaudited pro forma condensed statement of profit and loss. The Company is also presenting as a separate column an additional “other transaction adjustment” to reflect the incremental class A common shares issued in the offering and other expenses to be recorded upon consummation of this offering (specifically cash-based payment bonuses and equity grants expected to be made to certain officers and employees of the Company as a result of the consummation of this offering) in both the unaudited pro forma condensed statement of financial position and in the pro forma statement of profit and loss. The Company confirms that it will update such section in a subsequent pre-effective amendment to the Registration Statement.

Management

Post-IPO Equity Incentive Plan, page 152

5.	We note that upon consummation of this offering, you intend to pay a cash bonus to your executive officers and other members of management as well as issue restricted and performance shares. Please tell us the amount of the intended cash bonus. Also, explain whether the restricted and performance shares are separate issuances and clarify whether any shares will be issued and outstanding at the time of the offering. If so, tell us the amount of related share-based compensation expense that you intend to recognize upon effectiveness. Lastly, please revise to include these transactions in your pro forma per share and related disclosures, if material. Refer to Article 11-01(a)(8) of Regulation S-X.

The Company respectfully advises the Staff that, conditioned subject to the consummation of this offering, it expects to pay R$70,875 thousand (equivalent to US$12,893 thousand, using the Central Bank selling exchange rate of R$5.4970 per U.S. dollar published on April 22, 2021) in cash to certain of its officers and employees, assuming an initial public offering price of US$18.00 per Class A common share, which is the midpoint of the price range set forth on the cover page of this prospectus. Each US$1.00 increase (decrease) in the assumed initial public offering price of US$18.00 per Class A common share would increase (decrease) the aforementioned cash-based payment bonus by R$5,164 thousand.

In addition to such cash-based compensation, the Company respectfully advises that, subject to the consummation of the offering, it also expects to grant to certain of its officers and employees awards of restricted share units, some of which will also be subject to certain performance goals. The Company advises the Staff that no such equity grants will be issued and outstanding at the time the Registration Statement is declared effective or at the time of consummation of the offering. In addition, the Company informs that such restricted share units will be subject to a cliff vesting period of two years following consummation of the offering, and over such period the Company will record expenses with respect to this share-based compensation in its results of operations. The number of restricted share units (including those subject to performance goals) are expected to be 94,138 or the equivalent of R$9,315 thousand divided by the initial public offering price, assuming an initial public offering price of US$18.00 per Class A common share, which is the midpoint of the price range set forth on the cover page of this prospectus.

In view of the foregoing, the Company is giving effect to such cash-based payment bonus and equity grants in both the unaudited pro forma condensed statement of financial position and in the pro forma statement of profit and loss presented in Annex A included hereto, which will be added into a subsequent pre-effective amendment to the Registration Statement.

The Company also confirms to the Staff that in a subsequent pre-effective amendment to the Registration Statement it will amend its description of the Company’s Post-IPO Equity Incentive Plan to read as follows:

IPO Grants and Post-IPO Equity Incentive Plan

Conditioned upon the consummation of this offering, we expect to pay R$70,875 thousand (equivalent to US$12,893 thousand, using the Central Bank selling exchange rate of R$5.4970 per U.S. dollar published on April 22, 2021) in cash to certain of our officers and employees, assuming an initial public offering price of US$18.00 per Class A common share, which is the midpoint of the price range set forth on the cover page of this prospectus. Each US$1.00 increase (decrease) in the assumed initial public offering price of US$18.00 per Class A common share would increase (decrease) the aforementioned cash-based payment bonus by R$5,164 thousand.

In connection with, and subject to, the consummation of this offering, we expect to grant to certain of our officers and employees awards of restricted share units. Such restricted share units will give the holder the right to receive our Class A common shares subject to, among other conditions, a vesting period of two years following consummation of this offering and, in the case of some grants, the achievement certain performance goals to be established by us. Assuming an initial public offering price of US$18.00 per Class A common share, which is the midpoint of the price range set forth on the cover page of this prospectus, we expect to deliver 94,138 of such restricted share units, or the equivalent of R$9,315 thousand divided by the initial public offering price. Each US$1.00 increase (decrease) in the assumed initial public offering price of US$18.00 per Class A common share would increase (decrease) the aforementioned number of restricted share units by 11,831.

Furthermore, we also intend in the future to implement a share option plan or a restricted share plan in which eligible participants will include certain members of our management and employees. Beneficiaries under the share option plan or the restricted share plan, as the case may be, will be granted rights to Class A common shares based on certain criteria that shall be determined by our board of directors.

Consolidated Financial Statements of Zenvia Mobile Servicos Digitais S.A

Note 27. Subsequent Events, page F-43

6.	We note your discussion regarding several financing agreements entered into by Zenvia Brazil during fiscal year 2021. Please revise to include a discussion of such issuances or explain why you believe such disclosure is not necessary. Refer to IAS 10.21

The Company acknowledges the Staff’s comment and respectfully advises that it has amended the F-pages of the Amendment No. 1 to address the Staff’s comment.

General

7.	We note your inclusion of pro forma measures including net revenue, revenue growth, and net revenue expansion rate in the graphics in the forefront of the registration statement. Please revise to clearly label each measure as pro forma. Also, please revise the graphics to present a balanced picture of the company’s financial health. In this respect, we note that the company had a net loss in 2020 and indication of such should be given equal prominence with the current presentation emphasizing net revenue. Refer to Securities Act Forms C&DI 101.02

The Company acknowledges the Staff’s comment and respectfully advises that it has amended the cover art included in the Amendment No. 1 to address the Staff’s comment.

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We very much appreciate the Staff’s willingness to review the Amendment No. 1 and this letter. If you have any questions regarding this letter or the Registration Statement, please do not hesitate to contact me at +1(212) 455-2295 (work) or gcalheiros@stblaw.com (email).

Very truly yours,

/s/ Grenfel S. Calheiros
Grenfel S. Calheiros

Enclosures

cc:	Cassio Bobsin Zenvia Inc.

S. Todd Crider
Simpson Thacher & Bartlett LLP

Manuel Garciadiaz
Davis Polk & Wardwell LLP

Cristiano Seguecio
KPMG Auditores Independentes

Annex A

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Certain Definitions

The term “Brazil” refers to the Federative Republic of Brazil and the phrase “Brazilian government” refers to the federal government of Brazil. All references to “real,” “reais,” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “U.S. dollar,” “U.S. dollars” or “US$” are to U.S. dollars, the official currency of the United States of America. All references to “IFRS” are to International Financial Reporting Standards, as issued by the International Accounting Standards Board, or the IASB.

Financial Statements

Zenvia Inc., the company whose Class A common shares are being offered in this prospectus, was incorporated on November 3, 2020, as a Cayman Islands exempted company with limited liability duly registered with the Cayman Islands Registrar of Companies. Until the contribution of Zenvia Brazil shares to Zenvia Inc. prior to the consummation of its initial public offering, Zenvia Inc. had not commenced operations and had only nominal assets and liabilities and no material contingent liabilities or commitments.

Zenvia Brazil maintains its books and records in Brazilian reais, the functional currency of its operations in Brazil and the presentation currency for its financial statements. Zenvia Brazil’s annual consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB. Unless otherwise noted, the financial information presented herein has been derived from Zenvia Brazil’s audited consolidated financial statements as of and for the years ended December 31, 2020, 2019 and 2018, together with the accompanying notes thereto, or our audited consolidated financial statements.

Following our initial public offering, Zenvia Inc. will begin reporting our consolidated financial information to shareholders, maintaining its consolidated books and records also in Brazilian reais, and Zenvia Brazil will no longer present consolidated financial statements. Unless otherwise indicated, our historical financial information included elsewhere in this prospectus does not give effect to the contribution of Zenvia Brazil shares to Zenvia Inc. See “—Our Corporate Reorganization.”

All references to “2020” are to the year ended December 31, 2020, “2019” are to the year ended December 31, 2019 and “2018” are to the year ended December 31, 2018. Our fiscal year ends on December 31 of each year, so all references to a particular fiscal year are to the applicable year ended December 31. Following the completion of this offering, we will be required to file annual reports on Form 20-F with the Securities and Exchange Commission, or the SEC, under U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, and although not required under the Exchange Act, we expect to publish unaudited interim consolidated financial statements on a quarterly basis.

D1 Acquisition, Sirena Acquisition and Related Financial Statements

Pending D1 Acquisition

In March 2021, Zenvia Brazil entered into certain purchase agreements for the direct and indirect acquisition of 100% of the share capital of One To One Engine Desenvolvimento e Licenciamento de Sistemas de Informática S.A. – Direct One, or D1. D1 is a platform that connects different data sources to enable a single customer view layer, allowing the creation of multichannel communications, generation of variable documents, authenticated message delivery and contextualized conversational experiences. While its consummation is subject to certain closing conditions, including the consummation of this initial public offering, the transaction is expected to be consummated in the second quarter of 2021. Under the terms of these purchase agreements and as part of the consideration, on the closing date, (1) Zenvia Brazil will contribute R$40 million in cash into D1; (2) Zenvia Brazil will pay to D1 shareholders an amount which we currently estimate to be R$313 million, which will be based on a valuation of 13 (thirteen) times D1’s gross profit for the last twelve months (LTM) ending on March 31, 2021 minus D1 net debt as of the same date and adjusted by working capital; and (3) we will deliver a certain number of our Class A common shares to certain D1 shareholders, equivalent to an amount which we currently estimate to correspond to R$142 million, that will be calculated based on the valuation of 13 (thirteen) times D1’s gross profit for the last twelve months (LTM) ending on March 31, 2021 minus D1 net debt as of the same date and adjusted by working capital, divided by 13 (thirteen) times Zenvia Brazil’s consolidated gross profit for the last twelve months (LTM) (after giving effect to the D1 Acquisition and the Sirena Acquisition (each term as defined below) ending on March 31, 2021 minus Zenvia Brazil’s consolidated net debt (after giving effect to the D1 Acquisition and the Sirena Acquisition) as of the same date. We expect to deliver approximately 1,439,633 Class A common shares to these D1 shareholders in connection with the above.

Additionally, as further consideration for the D1 Acquisition, we have also agreed to pay amounts to certain D1 shareholders which we currently estimate to be (i) R$57 million in the first quarter of 2022; and (ii) R$174 million in the first quarter of 2023, based on a certain multiple times D1’s gross profit for the last twelve months (LTM) ending on March 31, 2022 and March 31, 2023, respectively, such multiple to be calculated on the achievement of certain gross profit milestones for the relevant periods. An English translation of the purchase agreements governing the D1 Acquisition are filed as exhibits 10.09 and 10.10 of the registration statement of which this prospectus forms a part.

While the payment estimates above have been prepared in good faith and based on information currently available, the actual consideration to be paid may change including as a result of D1’s and Zenvia Brazil’s results of operations and conclusion of the review of LTM ending March 31, 2021. The estimates presented above are preliminary and subject to that transaction progressing to a sufficiently advanced stage where there is sufficient information for a definitive measurement of final consideration amounts. See “Unaudited Pro Forma Condensed Financial Information.”

Upon consummation of the D1 Acquisition, we will also become indirect holders of 100% of the share capital of Smarkio Tecnologia Ltda., or Smarkio, a wholly -owned subsidiary of D1 and a cloud-based company that combines an automated marketing platform through chatbots with a platform for creating, integrating and processing conversational interfaces that can be used by developers and business users. Smarkio was acquired by D1 in December 2020 and D1 started consolidating Smarkio in its financial statements as of December 1, 2020. Zenvia Brazil’s probable acquisition of D1 and D1’s acquisition of Smarkio are hereinafter collectively referred to as the “D1 Acquisition.”

The D1 Acquisition is subject to the satisfaction or waiver of certain closing conditions set forth in the definitive agreements governing this transaction, including the consummation of this offering. To the extent these conditions are not satisfied or waived or to the extent we do not consummate this offering, we may not complete the D1 Acquisition. See “Risk Factors—Certain Risks Relating to Our Business and Industry—We may pursue strategic acquisitions or investments which may divert our management’s attention and result in reduced cash levels, increased indebtedness or dilution to our shareholders. The failure of an acquisition or investment to produce the anticipated results, the failure to consummate a pending acquisition (including the D1 Acquisition), or the inability to integrate an acquired company fully, could adversely affect our business.”

We plan to use US$64 million (equivalent to R$353 million using the Central Bank selling exchange rate of R$5.4970 per U.S. dollar published on April 22, 2021) from the proceeds of this offering to pay the consideration payable in cash to acquire D1. See “Use of Proceeds.”

Sirena Acquisition

On July 24, 2020, Zenvia Brazil entered into a certain share purchase and sale agreement to purchase 100% of the shares of Rodati Motors Corporation, or Sirena, a startup founded in 2014 that offers communication solutions for sales teams via WhatsApp, or the Sirena Acquisition. As consideration for the Sirena Acquisition, Zenvia Brazil (i) made an upfront cash payment of US$10,923 thousand (amounting to R$56,961 thousand using the Central Bank selling exchange rate published on July 24, 2020) on closing date, and US$392 thousand (R$2,045 thousand using the Central Bank selling exchange rate published on January 24, 2021) which was paid on January 24, 2021 to Sirena shareholders; and (ii) assuming the consummation of this offering, we will deliver a certain number of our Class A common shares to Sirena shareholders, corresponding to an equity interest calculated based on a percentage of the upfront payment made by Zenvia Brazil divided by an established valuation of Zenvia set forth in the acquisition agreement governing the Sirena Acquisition. Our valuation for this purpose will be based on Zenvia Brazil’s gross margin and EBITDA minus Zenvia’s net debt as of December 31, 2020. We expect to deliver approximately 89,131 Class A common shares to these Sirena shareholders in connection with the above.

Moreover, Sirena’s former shareholders are entitled to an additional payment in the aggregate amount estimated at US$13,584 thousand (equivalent to R$70,835 thousand using the Central Bank selling exchange rate published on December 31, 2020) payable in three installments (6, 12 and 24 months following the closing date of the Sirena Acquisition). In addition, former Sirena shareholders that remained working with us are eligible to receive additional earn-out compensation (provided that they remain working with us until the end of the above referred payment period), in an amount up to US$5,514 thousand (equivalent to R$28,752 thousand using the Central Bank selling exchange rate published on the closing date) and payable in two installments (12 and 24 months following the closing date of the Sirena Acquisition), which may vary based on the achievement of certain financial milestones, as defined in the purchase and sale agreement governing the Sirena Acquisition, which are mainly based in the valuation of Sirena calculated considering Sirena’s gross margins. As of December 31, 2020, a provision was recorded in the amount of R$8,833 thousand in connection with such obligations. This acquisition is in line with our strategy to expand into other Latin American regions. The transaction was consummated on July 24, 2020, and Zenvia Brazil began to consolidate Sirena’s results of operations as of that date. A copy of the agreement governing the Sirena Acquisition is filed as exhibit 10.08 of the registration statement of which this prospectus forms a part.

This prospectus also includes (1) Sirena’s historical audited consolidated financial statements as of July 23, 2020 and December 31, 2019, and for the period from January 1, 2020 to July 23, 2020 and for the year ended December 31, 2019, together with the accompanying notes thereto, or Sirena’s audited consolidated financial statements, (2) D1’s historical audited consolidated financial statements as of December 31, 2020 and 2019 and for each of the two years in the period ended December 31, 2020, or D1’s audited consolidated financial statements, and (3) Smarkio’s historical audited financial statements as of November 30, 2020 and December 31, 2019 and for the period of eleven months ended November 30, 2020 and for the year ended December 31, 2019, or Smarkio’s audited financial statements.

We have also included elsewhere in this prospectus (1) our unaudited pro forma condensed statements of profit or loss for the year ended December 31, 2020 and (2) our unaudited pro forma condensed statement of financial position as of December 31, 2020. The unaudited pro forma condensed statements of profit or loss gives pro forma effect to (1) Sirena Acquisition and the D1 Acquisition as if they had been consummated on January 1, 2020 (2) cash-based payment bonuses and equity grants expected to be made to certain of our officers and employees as a result of the consummation of this offering and (3) the issuance of Class A common shares in this offering in our earnings per share. The unaudited pro forma condensed statement of financial position gives pro forma effect to (1) the D1 Acquisition as if it had been consummated on December 31, 2020, (2) the receipt by us of the net proceeds from this offering and (3) cash-based payment bonuses and equity grants expected to be made to certain of our officers and employees as a result of the consummation of this offering. For a discussion about our unaudited pro forma condensed financial information and related notes, see “Unaudited Pro Forma Condensed Financial Information.”

Our Corporate Reorganization

Prior to the consummation of this offering, our current shareholders, Bobsin LLC, Oria Zenvia Co-investment Holdings, LP, Oria Zenvia Co-investment Holdings II, LP, Oria Tech Zenvia Co-investment – Fundo de Investimento em Participações Multiestratégia, Oria Tech I Inovação Fundo de Investimento em Participações Multiestratégia, Spectra I Fundo de Investimento em Participações Multiestratégia Investimento No Exterior and Spectra II Fundo de Investimento em Participações Multiestratégia Investimento No Exterior, will contribute all of their shares in Zenvia Brazil to us. In return for this contribution, we will issue in aggregate 23,708,300 new Class B common shares to Bobsin LLC, Oria Zenvia Co-investment Holdings, LP, Oria Zenvia Co-investment Holdings II, LP, Oria Tech Zenvia Co-investment – Fundo de Investimento em Participações Multiestratégia and Oria Tech I Inovação Fundo de Investimento em Participações Multiestratégia and in aggregate 199,710 new Class A common shares to Spectra I Fundo de Investimento em Participações Multiestratégia Investimento No Exterior and Spectra II Fundo de Investimento em Participações Multiestratégia Investimento No Exterior, in each case, at a ratio of one-to-five. Such corporate reorganization is hereinafter referred to as the “Corporate Reorganization.”

Until the contribution of Zenvia Brazil shares to us, we will not have commenced operations and will have only nominal assets and liabilities and no material contingent liabilities or commitments.

After giving effect to the issuance of Class A common shares to be sold by us in this offering, we will have a total of 35,019,121 common shares issued and outstanding, 23,708,300 of which will be Class B common shares beneficially owned by Bobsin LLC, Oria Zenvia Co-investment Holdings, LP, Oria Zenvia Co-investment Holdings II, LP, Oria Tech Zenvia Co-investment – Fundo de Investimento em Participações Multiestratégia and Oria Tech I Inovação Fundo de Investimento em Participações Multiestratégia, 199,710 will be Class A common shares benefically owned by Spectra I Fundo de Investimento em Participações Multiestratégia Investimento No Exterior and Spectra II Fundo de Investimento em Participações Multiestratégia Investimento No Exterior and 11,111,111 will be Class A common shares beneficially owned by investors purchasing in this offering (assuming no exercise of the underwriters’ option to purchase additional Class A common shares). In addition, after the consummation of this offering, it is expected that we will issue in aggregate 1,528,764 Class A common shares as consideration to certain parties in connection with the acquisition of Sirena and D1 by Zenvia Brazil. See “Presentation of Financial and Other Information—D1 Acquisition, Sirena Acquisition and Related Financial Statements.”

Special Note Regarding the Adoption of IFRS 16

As of January 1, 2019, we adopted IFRS 16 – Leases, or IFRS 16, which changed the recognition, measurement, presentation and disclosure of leases. With the exception of certain short-term leases or leases of low value, IFRS 16 requires lessees to record all leases on the balance sheet as a right-of-use asset and a corresponding lease liability at the date at which the leased asset is available for use. Lease liabilities are recorded in the statement of financial position over the term of the lease, which results in a constant periodic rate of interest on the remaining balance of the lease liability for each applicable accounting period. We amortize, on a straight-line basis, the right-of-use asset over the shorter of the asset’s useful life and the lease term.

We adopted IFRS 16 using the simplified retrospective approach, which does not require the restatement of the corresponding figures. Therefore, comparative information as of and for the years ended December 31, 2018 has not been restated, and is not comparable with the information as of and for the years ended December 31, 2020 and 2019, which reflects the effects of the adoption of this standard.

For additional information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Application of New Accounting Standards and Recent Accounting Pronouncements.”

Special Note Regarding Non-GAAP Financial Measures

For the convenience of investors, this prospectus presents certain non-GAAP financial measures, which are not recognized under IFRS, specifically Non-GAAP Gross Profit, Non-GAAP Operating Profit, EBITDA and Adjusted EBITDA. A non-GAAP financial measure is generally defined as one that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure. Non-GAAP financial measures do not have standardized meanings and may not be directly comparable to similarly-titled measures adopted by other companies. These non-GAAP financial measures are used by our management for decision-making purposes and to assess our financial and operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. We also believe that the disclosure of our Non-GAAP Gross Profit, Non-GAAP Operating Profit, EBITDA and Adjusted EBITDA provides useful supplemental information to investors and financial analysts and other interested parties in their review of our operating performance. Potential investors should not rely on information not recognized under IFRS as a substitute for the IFRS measures of earnings, cash flows or profit (loss) in making an investment decision.

We use Non-GAAP Gross Profit, Non-GAAP Operating Profit, EBITDA and Adjusted EBITDA, collectively, to evaluate our ongoing operations and for internal financial planning and forecasting purposes. We believe that non-GAAP financial information, when taken collectively, may be helpful to investors because it provides consistency and comparability with past financial performance and facilitates period-to-period comparisons of results of operations.

Non-GAAP Gross Profit and Non-GAAP Operating Profit are measures that exclude amortization of intangible assets acquired from business combinations. Our acquisition activities have resulted in the recognition of intangible assets, which consist primarily of client portfolio and digital platform. Finite-lived intangible assets are amortized over their estimated useful lives and are tested for impairment when events indicate that the carrying value may not be recoverable. The amortization of intangible assets acquired from business combinations is reflected in our consolidated statements of profit or loss and intangible asset amortization is an expense that typically fluctuates based on the size and timing of our acquisition activity. Accordingly, we believe that excluding the amortization of intangible assets acquired from business combinations enhances our and our investors’ ability to compare our past financial performance with its current performance and to analyze underlying business performance and trends. While amortization of intangible assets acquired from business combinations was excluded from Non-GAAP Gross Profit and Non-GAAP Operating Profit, the revenue generated by such intangible assets acquired from business combinations has not been excluded from such non-GAAP financial measures.

Non-GAAP Gross Profit and Non-GAAP Operating Profit

We calculate Non-GAAP Gross Profit as gross profit plus amortization of intangible assets acquired from business combinations.

We calculate Non-GAAP Operating Profit as profit adjusted by income tax and social contribution (current and deferred) and net finance costs plus amortization of intangible assets acquired from business combinations and expenses related to branch closing.

EBITDA and Adjusted EBITDA

We calculate EBITDA as profit adjusted by income tax and social contribution (current and deferred), net finance costs and depreciation and amortization.

We calculate Adjusted EBITDA as EBITDA plus expenses related to branch closing and gain on bargain purchase. In particular, the exclusions in calculating Adjusted EBITDA facilitates operating performance comparisons on a period-to-period basis and such exclusions remove items that we do not consider to be indicative of our core operating performance.

Special Note Regarding Non-GAAP Pro Forma Financial Measures

This prospectus presents Non-GAAP Pro Forma Gross Profit, Non-GAAP Pro Forma Operating Profit, Pro Forma EBITDA and Pro Forma Adjusted EBITDA information for the convenience of investors. These measures are key performance indicators used by us to measure financial operating performance. These measures were prepared for information purposes only and give effect to the Sirena Acquisition and the D1 Acquisition by us as if they occurred as of January 1, 2020. These pro forma non-GAAP financial measures are used by our management for decision-making purposes and to assess our financial and operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. Our management also believes that these pro forma non-GAAP financial measures provide useful information to investors and shareholders.

Non-GAAP Pro Forma Gross Profit and Non-GAAP Pro Forma Operating Profit are measures that exclude amortization of intangible assets acquired from business combinations. Our acquisition activities have resulted in the recognition of intangible assets, which consist primarily of client portfolio and digital platform. Finite-lived intangible assets are amortized over their estimated useful lives and are tested for impairment when events indicate that the carrying value may not be recoverable. The amortization of intangible assets acquired from business combinations is reflected in our consolidated statements of profit or loss and intangible asset amortization is an expense that typically fluctuates based on the size and timing of our acquisition activity. Accordingly, we believe that excluding the amortization of intangible assets acquired from business combinations enhances our and our investors’ ability to compare our past financial performance with its current performance and to analyze underlying business performance and trends. While amortization of intangible assets acquired from business combinations was excluded from Non-GAAP Pro Forma Gross Profit and Non-GAAP Pro Forma Operating Profit, the revenue generated by such intangible assets acquired from business combinations has not been excluded from such non-GAAP financial measures.

We calculate Non-GAAP Pro Forma Gross Profit as pro forma gross profit plus pro forma amortization of intangible assets acquired from business combinations.

We calculate Non-GAAP Pro Forma Operating Profit as pro forma profit adjusted by pro forma income tax and social contribution (current and deferred) and pro forma net finance costs plus, pro forma amortization of intangible assets acquired from business combinations, pro forma expenses related to branch closing and pro forma expenses related to IPO grants.

We calculate Pro Forma EBITDA as pro forma profit adjusted by pro forma income tax and social contribution (current and deferred), pro forma net finance costs and pro forma depreciation and amortization.

We calculate Pro Forma Adjusted EBITDA as pro forma EBITDA plus pro forma share-based payment, pro forma expenses related to branch closing and pro forma expenses related to IPO grants.

We understand that, although Non-GAAP Pro Forma Gross Profit, Non-GAAP Pro Forma Operating Profit, Pro Forma EBITDA and Pro Forma Adjusted EBITDA are used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS. Additionally, our calculations of Non-GAAP Pro Forma Gross Profit, Non-GAAP Pro Forma Operating Profit, Pro Forma EBITDA and Pro Forma Adjusted EBITDA may be different from the calculation used by other companies, including our competitors, and therefore, our measures may not be comparable to those of other companies.

For a reconciliation of our pro forma non-GAAP financial measures to their closest GAAP financial measures, see “Unaudited Pro Forma Condensed Financial Information—Reconciliation of Non-GAAP Pro Forma Financial Measures.”

Convenience Translation

As the reporting currency for our financial statements and our unaudited pro forma condensed financial information is the Brazilian real, solely for the convenience of the reader, we have provided convenience translations of some of the real amounts included in this prospectus into U.S. dollars using selling exchange rates published by the Brazilian Central Bank (Banco Central do Brasil), or Central Bank, on its website. Unless otherwise indicated, convenience translations from reais into U.S. dollars in this prospectus use the Central Bank selling exchange rate published on December 31, 2020, which was R$5.1967 per US$1.00. No representation is made that the reais amounts referred to could have been, or could be, converted into U.S. dollars at any particular rate. See “Exchange Rates” for information regarding historical exchange rates of reais to U.S. dollars.

Market Information

This prospectus contains data related to economic conditions in the market in which we operate. The information contained in this prospectus concerning economic conditions is based on publicly available information from third-party sources that we believe to be reliable. Market data and certain industry forecast data used in this prospectus were derived from our management’s knowledge and our experience in the industry, internal reports and studies, where appropriate, as well as estimates, market research, publicly available information and industry publications. We obtained the information included in this prospectus relating to the Brazilian payment solutions markets, and more broadly, the industry in which we operate, as well as the estimates concerning market shares, through internal research, public information and publications on the industry prepared by official public sources, such as the Central Bank, Fundação Getúlio Vargas, or FGV, Brazilian Institute for Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or IBGE, Gartner, Inc., or Gartner, (“Market Guide for Communications Platform as a Service,” Daniel O'Connell, Lisa Unden-Farboud, 14 October 2020)*, Juniper Research, World Bank and International Data Corporation, or IDC, Brazilian Association of Software Companies (Associação Brasileira das Empresas de Software), or ABES, amongst others.

* Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner’s research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose. The Gartner content described herein, or the Gartner Content, represents research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, and are not representations of fact. Gartner Content speaks as of its original publication date (and not as of the date of this registration statement), and the opinions expressed in the Gartner Content are subject to change without notice.

Industry publications, governmental publications and other market sources, including those referred to above, generally state that the information they include has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. We have no reason to believe any of this information or these reports are inaccurate in any material respect and believe and act as if they are reliable. Neither we, the underwriters, nor their respective agents have independently verified it and they are subject to change based on various factors, including those discussed in the section entitled “Risk Factors.” Governmental publications and other market sources, including those referred to above, generally state that their information was obtained from recognized and reliable sources, but the accuracy and completeness of that information is not guaranteed. Estimates of market and industry data are based on statistical models, key assumptions and limited data sampling, and actual market and industry data may differ significantly from estimated industry data. In addition, the data that we compile internally and our estimates have not been verified by an independent source. Information derived from management’s knowledge and our experience is presented on a reasonable, good faith basis. Except as disclosed in this prospectus, none of the publications, reports or other published industry sources referred to in this prospectus were commissioned by us or prepared at our request. Except as disclosed in this prospectus, we have not sought or obtained the consent of any of these sources to include such market data in this prospectus.

Rounding

We have made rounding adjustments to some of the figures included in this prospectus for ease of presentation. Accordingly, certain of the numerical figures shown as totals in the tables may not be the exact sum total of the figures that precede them.

USE OF PROCEEDS

We estimate that the net proceeds from our issuance and sale of 11,111,111 Class A common shares in this offering will be approximately (1) US$183.4  million (or approximately US$170.0 million after deducting cash-based payment bonuses expected to be made to certain of our officers and employees as a result of the consummation of this offering), or (2) US$211.3 million if the underwriters exercise in full their option to purchase additional Class A common shares (or approximately US$197.8 million after deducting cash-based payment bonuses expected to be made to certain of our officers and employees as a result of the consummation of this offering), in each case, assuming an initial public offering price of US$18.00 per Class A common share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each US$1.00 increase (decrease) in the assumed initial public offering price of US$18.00 per Class A common share would increase (decrease) the net proceeds to us from this offering by approximately US$9.4 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions, estimated offering expenses payable by us and cash-based payment bonuses expected to be made to certain of our officers and employees as a result of the consummation of this offering. Each increase (decrease) of 1.0 million in the number of Class A common shares we are offering would increase (decrease) the net proceeds to us from this offering, after deducting the estimated underwriting discounts and commissions, estimated offering expenses payable by us and cash-based payment bonuses expected to be made to certain of our officers and employees as a result of the consummation of this offering, by approximately US$16.4 million, assuming the assumed initial public offering price stays the same.

We believe that the offering will provide additional capital to support the development and growth of our business. The principal purposes of this offering are to increase our capitalization, provide us with greater financial flexibility, create a public market for our Class A common shares and facilitate our future access to the capital markets. We intend to use the net proceeds from this offering in the following order of importance:

•	First: payment of the consideration payable in cash to acquire D1. We plan to allocate US$64 million (equivalent to R$353 million using the Central Bank selling exchange rate of R$5.4970 per U.S. dollar published on April 22, 2021) from the proceeds for such purposes. For further information about the D1 acquisition, see “Presentation of Financial and Other Information—D1 Acquisition, Sirena Acquisition and Related Financial Statements.”

•	For any remaining net proceeds: general corporate purposes, which may include investments for the development of software, products or technologies, investments in the international expansion of our operations, funding other opportunistic mergers, acquisitions or investments in complementary businesses, and maintaining liquidity. We will have broad discretion in allocating this portion of the net proceeds from this offering.

Although we currently anticipate that we will use the net proceeds from this offering as described above, there may be circumstances where a reallocation of funds is necessary. The amounts and timing of our actual expenditures will depend upon numerous factors, including the factors described under “Risk Factors” in this prospectus. Accordingly, our management will have flexibility in applying the net proceeds from this offering. An investor will not have the opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use the net proceeds.

Pending the determination of the net proceeds from this offering, we intend to invest them in a variety of capital preservation investments, including short-term, interest-bearing instruments and government securities.

CAPITALIZATION

The table below sets forth our (i) current and non-current loans and borrowings, (ii) total equity and (iii) total capitalization (defined as the sum of current and non-current loans and borrowing plus total equity) as of December 31, 2020, derived from our consolidated financial statements as follows:

•	on an as historical reported basis;

•	as adjusted to give effect to (i) the contribution of Zenvia Brazil to Zenvia Inc. by the shareholders of Zenvia Brazil (the contribution will be accounted for at historical book value, in return for new Class B and new class A common shares issued by Zenvia Inc. in an one-to-five exchange for the shares of Zenvia Brazil contributed to us) and (ii) the issuance and sale of 11,111,111 Class A common shares by us in this offering at the initial public offering price of US$18.00 per Class A common share (the midpoint of the estimated offering price per Class A common share set forth on the cover page of this prospectus translated into real using the selling exchange rate of R$5.4970 per US$1.00, as reported by the Central Bank as of April 22, 2021), assuming no exercise of the option by the underwriters to purchase additional Class A common shares, and after deducting underwriting discounts and commissions, estimated offering expenses payable by us, and cash-based payment bonuses expected to be made to certain of our officers and employees as a result of the consummation of this offering (expected to amount to R$70,875 thousand (equivalent to US$12,893 thousand, using the Central Bank above referred selling exchange rate) . Our total capitalization may be different in the event that we do not allocate the net proceeds of this offering in accordance with the assumption set forth under “Use of Proceeds;” and

•	as further adjusted to give pro forma effect to the consummation of our acquisition of D1 as if it had occurred on December 31, 2020, including the issuance of class A common shares to certain D1 shareholders upon consummation of the D1 Acquisition. See “Unaudited Pro Forma Condensed Financial Information.” We expect that the consummation of the D1 Acquisition (based on D1’s historical consolidated financial statements as of and for December 31, 2020) will impact our loans and borrowings, current by R$3,179 thousand, loans and borrowings, non-current by R$8,291 thousand and total equity by R$143,038 thousand.

The table below does not give effect to the de minimis share consideration still payable to Sirena shareholders. See “Presentation of Financial and Other Information—D1 Acquisition, Sirena Acquisition and Related Financial Statements.”

You should read this table in conjunction with “Use of Proceeds,” “Selected Financial and Other Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our consolidated financial statements and our unaudited pro forma condensed financial information included elsewhere in this prospectus. Our capitalization following the closing of the offering will be adjusted based on the actual initial offering price and other terms of the offering determined at pricing.

	As of December 31, 2020
	Zenvia Brazil, as Reported		As Adjusted			As Further Adjusted
	(in US$ thousands) (2)	(in R$ thousands)	(in US$ thousands)(2)	(in R$ thousands)		(in US$ thousands)(2)	(in R$ thousands)
Loans and borrowings, current(1)	10,814	56,197	10,814	56,197		11,426	59,376
Loans and borrowings, non-current (1)	8,232	42,778	8,232	42,778		9,827	51,069
Equity
4,781,602 Zenvia Brazil common shares on an as reported basis	22,196	115,348	—	—		—	—
Class A common shares, par value US$0.0001 per share, 500,000 shares authorized, 11,310,921 shares outstanding on an as adjusted basis and 12,750,454 shares outstanding on an as further adjusted basis	—	—	71,151	369,750		80,821	420,000
Class B common shares, par value US$0.0001per share, 250,000 shares authorized, 23,708,300 shares outstanding on an as adjusted basis and 23,708,300 shares outstanding on an as further adjusted basis	—	—	131,380	682,741		149,234	775,529
Total equity	22,196	115,348	202,531	1,052,491	(3)	230,055	1,195,529
Total capitalization	41,242	214,323	221,577	1,151,466		251,308	1,305,974

(1)	Does not consider the incurrence of indebtedness amounting to R$81,453 thousand after December 31, 2020. For further information regarding such indebtedness, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations —Indebtedness—Financing Agreements—Working Capital.”

(2)	Solely for the convenience of the reader, certain Brazilian real amounts have been translated into U.S. dollars at the selling rate of R$5.1967 to US$1.00, as reported by the Central Bank as of December 31, 2020. The U.S. dollar equivalent information presented in this prospectus should not be construed as implying that the amounts in reais represent, or could have been or could be converted into, U.S. dollars at this rate or any other rate. See “Exchange Rates” for further information about exchange rate fluctuations.

(3)	Calculated as the sum of the total equity of Zenvia Brazil, as Reported (amounting to R$115,348 thousand) plus the receipt of approximately R$937,143 thousand in net proceeds from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us and cash-based payment bonuses expected to be made to certain of our officers and employees as a result of the consummation of this offering.

An increase or reduction of US$1.00 in the assumed initial public offering price of US$18.00 per Class A common shares, which is the midpoint of the price range indicated on the cover page of this prospectus, would, after the completion of this offering, increase (decrease) (1) the value of our total equity by US$33.1 million, and (2) our total capitalization by US$9.4 million, assuming that the number of Class A common shares offered herein, as set forth on the cover page of this prospectus, remains the same and assuming no exercise of the option to purchase additional Class A common shares, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

An increase (decrease) of 1.0 million shares in the number of Class A common shares sold in this offering by us would increase (decrease) (1) the value of our total equity by US$16.4 million, and (2) our total capitalization by US$16.4 million, assuming an initial public offering price of US$18.00 per Class A common shares, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions, the estimated offering expenses payable by us and cash-based payment bonuses expected to be made to certain of our officers and employees as a result of the consummation of this offering.

UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION

Set forth below are our (1) unaudited pro forma condensed statements of financial position as of December 31, 2020 and (2) our unaudited pro forma condensed statements of profit of loss for the year ended December 31, 2020. For further information, see below and “Presentation of Financial and Other Information—D1 Acquisition, Sirena Acquisition and Related Financial Statements.”

The unaudited pro forma condensed statement of financial position as of December 31, 2020 is based on (a) the historical audited consolidated statement of financial position of Zenvia Brazil which is included in this prospectus, and (b) the historical audited consolidated statement of financial position of D1, also included in this prospectus, and gives effect on a pro forma basis to (1) the D1 Acquisition as if it had been consummated on December 31, 2020, (2) the receipt by us of the net proceeds from this offering and (3) cash-based payment bonuses and equity grants expected to be made to certain of our officers and employees as a result of the consummation of this offering.

The unaudited pro forma condensed statement of profit or loss for the year December 31, 2020 is based on (a) the historical audited consolidated statement of profit or loss of Zenvia Brazil for the year ended December 31, 2020, which is included in this prospectus, (b) the historical audited statement of profit or loss of D1 for the year ended December 31, 2020, (c) the historical audited consolidated statement of profit or loss of Smarkio for the period of eleven months ended November 30, 2020 (which was acquired by D1), (d) the historical statement of profit or loss of Sirena, for the period from January 1 to July 23, 2020, and gives effect on a pro forma basis to (1) the D1 Acquisition and the Sirena Acquisition as if it had been consummated on January 1, 2020, (2) cash-based payment bonuses and equity grants expected to be made to certain of our officers and employees as a result of the consummation of this offering in our unaudited pro forma condensed statements of profit or loss and (3) the issuance of Class A common shares in this offering in our earnings per share.

The unaudited pro forma condensed financial information included herein was prepared in accordance with requirements of Article 11 of Regulation S-X, considering the amendment to improve the financial disclosures that are effective on January 1, 2021. The unaudited pro forma condensed financial information included herein are not necessarily indicative of what our combined financial position or statement of profit or loss, would have been if the D1 Acquisition and Sirena Acquisition had been completed as of the dates indicated, nor do they purport to project the future financial position or operating results of the combined company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. The pro forma financial information is presented for illustrative purposes only and does not reflect the costs of any integration activities or cost savings or synergies that may be achieved as a result of the D1 Acquisition and the Sirena Acquisition.

The unaudited pro forma condensed financial information included herein should be read in conjunction with the following:

•	accompanying notes to the unaudited pro forma condensed financial information;

•	historical audited consolidated financial statements of Zenvia Brazil for the fiscal year ended December 31, 2020, included elsewhere in this prospectus;

•	historical audited financial statements of Sirena for the period from January 1 to July 23, 2020, included elsewhere in this prospectus;

•	historical audited consolidated financial statements of D1 for the fiscal year ended December 31, 2020, included elsewhere in this prospectus; and

•	historical audited financial statements of Smarkio for the period of eleven months ended November 30, 2020, included elsewhere in this prospectus.

The unaudited pro forma condensed financial information included herein has been prepared using the acquisition method of accounting under IFRS. The following unaudited pro forma condensed financial information gives pro forma effect to the D1 Acquisition and the Sirena Acquisition to be accounted for under the acquisition method of accounting in accordance with the IFRS 3, Business Combinations, or IFRS 3, in which Zenvia Brazil is treated as the acquirer for financial reporting purposes, and shall record assets acquired and liabilities assumed at their respective acquisition date at fair values. The excess of the total consideration transferred over the estimated fair values of the net assets acquired, if applicable, will be recorded as goodwill. The D1 acquisition accounting is dependent upon certain valuations and other studies that have yet to progress to a future stage where there is sufficient information for a definitive measurement. The actual results of these studies may depend in part on prevailing market information and conditions. Accordingly, the pro forma adjustments related to the D1 Acquisition are preliminary and have been made solely for the purpose of providing unaudited pro forma condensed financial information. Differences between these preliminary estimates and the final acquisition accounting may occur and these differences may have a material impact on the accompanying unaudited pro forma condensed financial information and our future results of operations and financial position. See “Risk Factors—Certain Risks Relating to Our Business and Industry—The unaudited pro forma condensed financial information included in this prospectus may not be indicative of our consolidated financial condition or results of operations after giving effect to the Sirena Acquisition and the D1 Acquisition.”

UNAUDITED PRO FORMA CONDENSED STATEMENT OF FINANCIAL POSITION

AS OF DECEMBER 31, 2020
(in thousands)

	Historical Zenvia Brazil (1)	Historical D1 (2)	Transaction Accounting Adjustments		Note	Other Transaction Accounting Adjustments (3)		Subtotal Zenvia Pro Forma (Reflecting the Corporate Reorganization and the issuance of Class A common shares to fund the D1 Acquisition (3)	Additional Other Transaction Adjustments (4)	Total Zenvia Pro Forma
	(R$)	(R$)	(R$)			(R$)		(R$)	(R$)	(R$)	(US$)(5)
Assets
Current assets
Cash and cash equivalents	59,979	22,952	(414,433	)(6)	3.1	352,969	(3)	21,467	584,174	605,641	116,543
Trade and other receivables	86,009	12,048	—			—		98,057	—	98,057	18,869
Other assets	8,698	424	—			—		9,122	—	9,122	1,755
Total current assets	154,686	35,424	(414,433)			352,969		128,646	584,174	712,820	137,167
Non-current assets
Property, plant and equipment	12,495	3,810	—			—		16,305	—	16,305	3,138
Intangible assets and goodwill	281,475	58,964	759,542		3.2	—		1,099,981	—	1,099,981	211,669
Other non-current assets	4,198	10	—			—		4,208	—	4,208	810
Total non-current assets	298,168	62,784	759,542			—		1,120,494	—	1,120,494	215,617
Total assets	452,854	98,208	345,109			352,969		1,249,140	584,174	1,833,314	352,784

(1)	Represents the historical audited consolidated statement of financial position of Zenvia Mobile Serviços Digitais S.A. for the year ended December 31, 2020, which already reflects the acquisition of Sirena. In July 2020 the Sirena acquisition was consummated and Zenvia Brazil began to consolidate Sirena’s results of operations as of July 24, 2020.
(2)	Represents the historical audited consolidated statement of financial position of One To One Engine Desenvolvimento e Licenciamento de Sistemas de Informática S.A. – Direct One for year ended December 31, 2020, which already reflects the acquisition of Smarkio. In December 2020 D1 consummated the acquisition of Smarkio and began to consolidate Smarkio’s results of operations as of December 1, 2020.
(3)	Gives pro forma effect in our unaudited pro forma condensed statement of financial position to the use of US$64,211 thousand (equivalent to R$352,969 thousand using the Central Bank selling exchange rate of R$5.4970 per U.S. dollar published on April 22, 2021) from the net proceeds of this offering to pay the consideration payable in cash to consummate the D1 Acquisition (i.e., use of proceeds directly related to the D1 Acquisition). See 4(j) of the accompanying notes to the Unaudited Pro Forma Condensed Financial Information.
(4)	Gives pro forma effect in our unaudited pro forma condensed statement of financial position to (1) the receipt by us of the remaining net proceeds of this offering (amounting to US$119,165 thousand (equivalent to R$655,049 thousand using the Central Bank selling exchange rate of R$5.4970 per U.S. dollar published on April 22, 2021), assuming an initial public offering price of US$18.00 per Class A common share, which is the midpoint of the price range set forth on the cover page of this prospectus) after paying the consideration payable in cash to consummate the D1 Acquisition with proceeds from this offering (i.e., use of proceeds directly related to the D1 Acquisition) as presented in note (3) above and (2) cash-based payment bonuses amounting to R$70,875 thousand (equivalent to US$12,893 thousand, using the Central Bank selling exchange rate of R$5.4970 per U.S. dollar published on April 22, 2021), assuming an initial public offering price of US$18.00 per Class A common share, which is the midpoint of the price range set forth on the cover page of this prospectus, expected to be made to certain of our officers and employees as a result of the consummation of this offering. See 4(j) of the accompanying notes to the Unaudited Pro Forma Condensed Financial Information.
(5)	Solely for the convenience of the reader, certain Brazilian real amounts have been translated into U.S. dollars at the selling rate of R$5.1967 to US$1.00, as reported by the Central Bank as of December 31, 2020. The U.S. dollar equivalent information presented in this prospectus should not be construed as implying that the amounts in reais represent, or could have been or could be converted into, U.S. dollars at this rate or any other rate.
(6)	Part of the total consideration expected to be transferred to D1 will be in cash, amounting to R$352,969 thousand, and also prior to the consummation of the D1 Acquisition, D1 is required as a precedent condition to pay to Smarkio’s shareholders the total outstanding consideration payable in connection with Smarkio’s acquisition, amounting R$61,464 thousand. Pro forma assumes that the acquisition event has already occurred and we reflected the estimated consideration paid in cash, as a reduction of cash and cash equivalents.

The accompanying notes are an integral part of the unaudited pro forma condensed financial information.

UNAUDITED PRO FORMA CONDENSED STATEMENT OF FINANCIAL POSITION

AS OF DECEMBER 31, 2020
(in thousands)

	Historical Zenvia Brazil (1)		Historical D1(2)	Transaction Accounting Adjustments	Note		Other Transaction Accounting Adjustments(3)		Subtotal Zenvia Pro Forma (Reflecting the Corporate Reorganization and the issuance of Class A common shares to fund the D1 Acquisition (3)	Additional Other Transaction Adjustments (4)	Total Zenvia Pro Forma
	(R$)		(R$)	(R$)					(R$)	(R$)	(R$)	(US$)(5)
Liabilities
Current liabilities
Loans and borrowings	56,197		3,179	—			—		59,376	—	59,376	11,426
Trade and other payables	100,036		3,311	—			—		103,347	—	103,347	19,887
Related parties	—		2,442	—			—		2,442	—	2,442	470
Liabilities from acquisitions	53,520	(6)	61,464	(61,464) (6)			—		53,520	—	53,520	10,299
Other current liability	16,685		6,986	—			—		23,671	—	23,671	4,555
Total current liabilities	226,438		77,382	(61,464)			—		242,356	—	242,356	46,637
Non-current liabilities
Related parties	—		7,386	—			—		7,386	—	7,386	1,421
Liabilities from acquisitions	40,228		—	231,100	3.1		—		271,328	—	271,328	52,212
Loans and borrowings	42,778		8,291	—			—		51,069	—	51,069	9,827
Other payables	5,268		4,196	—			—		9,464	—	9,464	1,821
Deferred tax liabilities	22,794		—	33,388	4	(c)	—		56,182	—	56,182	10,811
Total non-current liabilities	111,068		19,873	264,488			—		395,429	—	395,429	76,092
Total equity	115,348		953	142,084	3.1		352,969	(3)	611,355	584,174	1,195,529	230,055
Total equity and liabilities	452,854		98,208	345,109			352,969		1,249,140	584,174	1,833,314	352,784

(1)	Represents the historical consolidated statement of financial position of Zenvia Mobile Serviços Digitais S.A. for the year ended December 31, 2020, which already reflects the acquisition of Sirena. In July 2020, the Sirena acquisition was consummated and Zenvia Brazil began to consolidated Sirena’s results of operations as of July 24, 2020.
(2)	Represents the historical consolidated statement of financial position of One To One Engine Desenvolvimento e Licenciamento de Sistemas de Informática S.A. – Direct One for year ended December 31, 2020, which already reflects the acquisition of Smarkio. In December 2020 D1 consummated the acquisition of Smarkio and began to consolidate Smarkio’s results of operations as of December 1, 2020.
(3)	Gives pro forma effect in our unaudited pro forma condensed statement of financial position to the use of US$64,211 thousand (equivalent to R$352,969 thousand using the Central Bank selling exchange rate of R$5.4970 per U.S. dollar published on April 22, 2021) from the net proceeds of this offering to pay the consideration payable in cash to consummate the D1 Acquisition (i.e., use of proceeds directly related to the D1 Acquisition). See 4(j) of the accompanying notes to the Unaudited Pro Forma Condensed Financial Information.
(4)	Gives pro forma effect in our unaudited pro forma condensed statement of financial position to (1) the receipt by us of the remaining net proceeds of this offering (amounting to US$119,165 thousand (equivalent to R$655,049 thousand using the Central Bank selling exchange rate of R$5.4970 per U.S. dollar published on April 22, 2021), assuming an initial public offering price of US$18.00 per Class A common share, which is the midpoint of the price range set forth on the cover page of this prospectus) after paying the consideration payable in cash to consummate the D1 Acquisition with proceeds from this offering (i.e., use of proceeds directly related to the D1 Acquisition) as presented in note (3) above and (2) cash-based payment bonuses amounting to R$70,875 thousand (equivalent to US$12,893 thousand, using the Central Bank selling exchange rate of R$5.4970 per U.S. dollar published on April 22, 2021), assuming an initial public offering price of US$18.00 per Class A common share, which is the midpoint of the price range set forth on the cover page of this prospectus expected to be made to certain of our officers and employees as a result of the consummation of this offering. See 4(j) of the accompanying notes to the Unaudited Pro Forma Condensed Financial Information.
(5)	Solely for the convenience of the reader, certain Brazilian real amounts have been translated into U.S. dollars at the selling rate of R$5.1967 to US$1.00, as reported by the Central Bank as of December 31, 2020. The U.S. dollar equivalent information presented in this prospectus should not be construed as implying that the amounts in reais represent, or could have been or could be converted into, U.S. dollars at this rate or any other rate.
(6)	Prior to the consummation of the D1 Acquisition, D1 is required as a precedent condition to pay to Smarkio’s shareholders the total outstanding consideration payable in connection with Smarkio’s acquisition, amounting R$61,464 thousand. Pro forma assumes that the acquisition event has already occurred and we reflected the estimated consideration paid in cash, as a reduction of cash and cash equivalents.

The accompanying notes are an integral part of the unaudited pro forma condensed financial information.

UNAUDITED PRO FORMA CONDENSED STATEMENT OF PROFIT AND LOSS
FOR YEAR ENDED DECEMBER 31, 2020
(in thousands, except share and per share data)

	Historical Zenvia Brazil (1)	Historical Sirena (2)	Transaction Accounting Adjustments	Note to the Pro Forma Adjustments		Subtotal Zenvia Brazil Pro Forma /Sirena (3)	Historical D1 (4)	Historical Smarkio (5)	Transaction Accounting Adjustments	Note to the Pro Forma Adjustments		Subtotal Zenvia Pro Forma (Reflecting the Corporate Reorganization and the issuance of Class A common shares to fund the D1 Acquisition (6)		Additional Other Transaction Adjustments (7)	Total Zenvia Pro Forma reflecting the Corporate Reorganization, the issuance of all Class A common shares in this offering and payment of cash bonus and equity grants
	(R$)	(R$)	(R$)			(R$)	(R$)	(R$)	(R$)			(R$)		(R$)	(R$)		(US$)(8)
Revenue	429,701	8,413	—			438,114	26,521	27,835	—			492,470		—	492,470		94,766
Cost of services	(325,870)	(2,236)	(6,179)	4	(a)	(334,285)	(13,603)	(5,079)	(19,325)	4	(a)	(372,292)		—	(372,292)		(71,640)
Gross profit	103,831	6,177	(6,179)			103,829	12,918	22,756	(19,325)			120,178		—	120,178		23,126
Selling and marketing expenses	(33,589)	(15,182)	—			(48,771)	(6,355)	(1,680)	—			(56,806)		—	(56,806)		(10,931)
Administrative expenses	(71,667)	(567)	(11,374)	4	(a)(b)	(83,608)	(16,054)	(1,884)	(23,212)	4	(a)(g)	(124,758)		(75,532)	(200,290)		(38,542)
Research and development expenses	(15,637)	—	—			(15,637)	—	—	—			(15,637)		—	(15,637)		(3,009)
Allowance for credit losses	(4,205)	(363)	—			(4,568)	—	—	—			(4,568)		—	(4,568)		(879)
Other income and expenses, net	(840)	30	—			(810)	(489)	(2,330)	—			(3,629)		—	(3,629)		(698)
Operating profit (loss)	(22,107)	(9,905)	(17,553)			(49,565)	(9,980)	16,862	(42,537)			(85,220)		(75,532)	(160,752)		(30,933)
Finance costs	(26,580)	(636)	(1,997)	4	(e)	(29,213)	(1,418)	(96)	—			(30,727)		—	(30,727)		(5,913)
Finance income	19,217	104	—			19,321	239	87	—			19,647		—	19,647		3,781
Net finance costs	(7,363)	(532)	(1,997)			(9,892)	(1,179)	(9)	—			(11,080)		—	(11,080)		(2,132)
Loss before income tax and social contribution	(29,470)	(10,437)	(19,550)			(59,457)	(11,159)	16,853	(42,537)			(96,300)		(75,532)	(171,832)		(33,066)
Current Income tax and social contribution	(441)	(40)	—			(481)	(301)	(3,249)	—			(4,031)		—	(4,031)		(776)
Deferred Income tax and social contribution	8,480	—	5,829	4	(c)	14,309	—	—	14,462	4	(c)	28,771		25,681	54,452		10,478
Profit (loss) for the year	(21,431)	(10,477)	(13,721)			(45,629)	(11,460)	13,604	(28,075)			(71,560)		(49,851)	(121,411)		(23,364)
Earnings (loss) per share
Basic	(0.0047)									4	(f)	(0.0029	)(9)		(0.0034)	(10)	(0.0007)	(10)
Diluted	(0.0047)									4	(f)	(0.0029	)(9)		(0.0034)	(10)	(0.0007)	(10)
Weighted average shares used to calculate earnings per share	4,601,501									4	(f)	24,536,268	(9)		35,647,379	(10)	35,647,379	(10)

(1)	Represents the historical audited consolidated statement of profit or loss of Zenvia Mobile Serviços Digitais S.A. for the year ended December 31, 2020.
(2)	Represents the historical audited statement of profit or loss of Rodati Motors Corporation for the period from January 1 to July 23 2020. Zenvia Brazil started to consolidate Sirena’s statement of profit and loss as of July 24, 2020 upon consummation of its acquisition by Zenvia Brazil. The historical audited consolidated statement of profit or loss of Sirena is presented in US$, and for the purpose of this pro forma financial presentation, Zenvia Brazil translated into U.S. dollars at the average rate (from January 1 to July 23, 2020) of R$4.9694 to US$1.00, as reported by the Central Bank, and showed in Note 2 below.
(3)	Subtotal Zenvia Brazil Pro Forma/Sirena is the result of historical Zenvia Brazil and the additions of historical Sirena, including its transaction accounting adjustments.
(4)	Represents the historical audited consolidated statement of profit or loss of One To One Engine Desenvolvimento e Licenciamento de Sistemas de Informática S.A. – Direct One for the year ended December 31, 2020. Since this acquisition has not been consummated to date, Zenvia Brazil has not consolidated D1 in its historical audited consolidated financial statements as of and for the year December 31, 2020.
(5)	Represents the historical audited statement of profit or loss of Smarkio Tecnologia Ltda. for the period of eleven months ended November 30, 2020. In December 2020 D1 consummated the acquisition of Smarkio and began to consolidate Smarkio’s results of operations as of December 1, 2020.
(6)	Subtotal Zenvia Pro Forma is the result of historical Zenvia Brazil and the additions of historical Sirena, including its transaction accounting adjustments, and Historical D1 and Smarkio, including its transaction accounting adjustments plus the impacts of the Corporate Reorganization and the issuance of Class A common shares to fund the D1 Acquisition for purposes of earnings per share calculation. See 4(j) of the accompanying notes to the Unaudited Pro Forma Condensed Financial Information.
(7)	Gives pro forma effect to cash-based payment bonuses and equity grants amounting to R$75,532 thousand (equivalent to US$13,741 thousand, using the Central Bank selling exchange rate of R$5.4970 per U.S. dollar published on April 22, 2021), assuming an initial public offering price of US$18.00 per Class A common share, which is the midpoint of the price range set forth on the cover page of this prospectus, expected to be made to certain of our officers and employees as a result of the consummation of this offering. See “Management— IPO Grants and Post-IPO Equity Incentive Plan” and 4(j) of the accompanying notes to the Unaudited Pro Forma Condensed Financial Information.
(8)	Solely for the convenience of the reader, certain Brazilian real amounts have been translated into U.S. dollars at the selling rate of R$5.1967 to US$1.00, as reported by the Central Bank as of December 31, 2020. The U.S. dollar equivalent information presented in this prospectus should not be construed as implying that the amounts in reais represent, or could have been or could be converted into, U.S. dollars at this rate or any other rate.
(9)	Gives effect in our earnings per share to the Corporate Reorganization and the issuance of 1,439,633 Class A common shares that will be used to fund the D1 Acquisition. See 4(f) and 4(j) of the accompanying notes to the Unaudited Pro Forma Condensed Financial Information.
(10)	Gives effect in our earnings per share to the Corporate Reorganization and the total issuance of 11,111,111 Class A common shares in this offering (assuming no exercise of the underwriters’ option to purchase additional Class A common shares). See 4(f) and 4(j) of the accompanying notes to the Unaudited Pro Forma Condensed Financial Information. Does not give effect to the issuance of Class A common shares under equity grants expected to be made to certain of our officers and employees as a result of the consummation of this offering as such Class A common shares may only become issuable following a two-year cliff vesting period after the consummation of this offering. See 4(j) of the accompanying notes to the Unaudited Pro Forma Condensed Financial Information.

The accompanying notes are an integral part of the unaudited pro forma condensed financial information.

Notes to the Unaudited Pro forma Condensed Financial Information

1.       Basis of Presentation of the Unaudited Pro forma Condensed Financial Information

The unaudited pro forma condensed statement of financial position as of December 31, 2020 is based on (a) the historical audited consolidated statement of financial position of Zenvia Brazil which is included in this prospectus, and (b) the historical audited consolidated statement of financial position of D1, also included in this prospectus, and gives effect on a pro forma basis to (1) the D1 Acquisition as if it had been consummated on December 31, 2020, (2) the receipt by us of the net proceeds from this offering and (3) cash-based payment bonuses and equity grants expected to be made to certain of our officers and employees as a result of the consummation of this offering. The unaudited pro forma condensed statement of profit or loss as of December 31, 2020 is based on the historical consolidated statement of profit or loss of Zenvia Brazil for the year ended December 31, 2020, which is included in this prospectus, and on the historical audited consolidated statement of profit or loss of D1 for the year ended December 31, 2020, and the historical audited statement of profit or loss of Smarkio for the period of eleven months ended November 30, 2020, and the historical statement of profit or loss of Sirena, for the period from January 1 to July 23, 2020, and gives effect on a pro forma basis to (1) the D1 Acquisition and the Sirena Acquisition as if it had been consummated on January 1, 2020, (2) cash-based payment bonuses and equity grants expected to be made to certain of our officers and employees as a result of the consummation of this offering and (3) the issuance of Class A common shares in this offering in our earnings per share.

The unaudited pro forma condensed financial information was prepared using the acquisition method of accounting in accordance with IFRS 3. IFRS 3 requires, among other things, that assets acquired and liabilities assumed be recognized at their fair values as of their respective acquisition dates. The excess of the consideration transferred over the estimated fair values of the net assets acquired, if applicable, will be recorded as goodwill. Fair value measurements can be highly subjective and it is possible that other professionals, applying reasonable judgment to the same facts and circumstances, could develop and support a range of alternative estimated amounts.

Acquisition costs related to the D1 and Sirena acquisition costs (i.e., advisory, legal, valuation, and other professional fees) are not included as a component of the consideration transferred but are accounted for as expenses in the periods in which the costs are incurred. All of these transactions costs related to the D1 and Sirena Acquisition were recognized as expenses in statement of profit or loss in the year ended December 31, 2020, and no pro forma adjustments were recognized related to these costs since they were already recorded in Zenvia Brazil’s historical audited financial statements of profit or loss as of and for the year ended December 31, 2020.

The unaudited pro forma condensed financial information does not reflect any cost savings, operating synergies or revenue enhancements that Zenvia Brazil may achieve as a result of the D1 and Sirena acquisition or the costs to integrate our operations.

2.       Historical Financial Information of D1, Smarkio and Sirena

The historical consolidated financial information of D1 and the historical financial information of Smarkio have been prepared under IFRS and presented in thousands of R$. The amounts reported under the column “Historical D1” and “Historical Smarkio” derive from the historical audited consolidated financial statements of D1 and the historical audited financial statements of Smarkio, respectively. The financial information of Smarkio is being included in the pro forma statement of profit or loss because its omission would render D1’s financial statements to be substantially incomplete.

The historical financial information of Sirena has been prepared under IFRS and presented in US$. The amounts reported under the column “Historical Sirena” derive from Sirena’s historical financial statements have been translated into reais, which is Zenvia Brazil’s functional and presentation currency, using the exchange rates described below:

•	Items from the statement of profit or loss derived from the historical financial statements of Sirena for the period from January 1 to July 23, 2020, have been translated to reais using the weighted-average exchange rate of R$4.9694 per US$1.00, as follows:

	Historical Sirena January 1 to July 23, 2020
	(in thousands of US$)	(in thousands of R$)
Revenue	1,693	8,413
Cost of services	(450)	(2,236)
Gross profit	1,243	6,177
Selling and marketing expenses	(3,055)	(15,182)
Administrative expenses	(114)	(567)
Impairment loss on trade receivables	(73)	(363)
Other income and expenses, net	6	30
Operating profit	(1,993)	(9,905)
Finance costs	(128)	(636)
Finance income	21	104
Net finance costs	(107)	(532)
Profit (loss) before income tax and social contribution	(2,100)	(10,437)
Current income tax and social contribution	8	(40)
Profit (loss) for the year	(2,108)	(10,477)

3.       Pro Forma Assumptions

The preliminary total consideration expected to be transferred, related to the D1 Acquisition, has been used to prepare pro forma adjustments in the pro forma statement of financial position. The D1 Acquisition has not closed to date and its effectiveness is subject to the completion of our initial public offering, which is expected to occur in the second quarter of 2021, and also dependent upon certain metrics that have yet to progress to a future stage where there is sufficient information for a definitive measurement. The actual results of these assumptions depend in part on prevailing market information and conditions, and are based on financial information that are not available, and could impact the fair market value of the total consideration expected to be transferred, as follows:

•	D1 and Zenvia last twelve months (LTM) gross profit ending in March 31, 2021;

•	D1 and Zenvia net debt as of March 31, 2021; and

•	Zenvia Brazil’s consolidated net debt as of March 31, 2021 (already giving effect to the D1 Acquisition and the Sirena Acquisition).

Differences between these preliminary estimates and the final acquisition accounting may occur and these differences may have a material impact on the accompanying unaudited pro forma condensed financial information and the company’s future results of operations and financial position. Accordingly, the pro forma adjustments are preliminary and have been made solely for the purpose of providing unaudited pro forma condensed financial information.

The final consideration transferred will be determined when Zenvia completes the detailed valuations and necessary calculations, expected to be completed in the second quarter of 2021, and its final measurement could impact goodwill, total cash to be transferred and contingent consideration. The pro forma adjustments are based on currently available information and certain estimates and assumptions and, therefore, the actual calculations will differ from the pro forma adjustments.

3.1       Estimate of Consideration Expected to be Transferred and Total Consideration Transferred

Pending D1 Acquisition

In March 2021, Zenvia Brazil entered into certain purchase agreements for the direct and indirect acquisition of 100% of the share capital of D1. Under the terms of these purchase agreements and as part of the consideration, on the closing date, (1) Zenvia Brazil will contribute R$40 million in cash into D1; (2) Zenvia Brazil will pay to D1 shareholders an amount which we currently estimate to be R$313 million, which will be based on a valuation of 13 (thirteen) times D1’s gross profit for the last twelve months (LTM) ending on March 31, 2021 (historical numbers) minus D1 net debt as of the same date and adjusted by working capital; and (3) we will deliver a certain number of our Class A common shares to certain D1 shareholders, equivalent to an amount which we currently estimate to correspond to R$142 million, that will be calculated based on the valuation of 13 (thirteen) times D1’s gross profit for the last twelve months (LTM) ending on March 31, 2021 (historical numbers) minus D1 net debt as of the same date and adjusted by working capital, divided by 13 (thirteen) times Zenvia Brazil’s consolidated gross profit last twelve months (LTM) (after giving effect to the D1 Acquisition and the Sirena Acquisition) ending on March 31, 2021 (historical numbers) minus Zenvia Brazil’s consolidated net debt (after giving effect to D1 Acquisition and the Sirena Acquisition) as of the same date. The estimated number of Class A common shares to be delivered is based on our valuation considering the estimated share price in this offering, giving effect to the D1 acquisition, and based on the metrics required in the acquisition agreement. We expect to deliver approximately 1,439,633 Class A common shares to D1 shareholders in connection with the above. Additionally, as further consideration for the D1 Acquisition, we have also agreed to pay amounts to certain D1 shareholders which we currently estimate to be (i) R$57 million in the first quarter of 2022; and (ii) R$174 million in the first quarter of 2023, based on a certain multiple times D1’s gross profit for the last twelve months (LTM) ending on March 31, 2022 and March 31, 2023, respectively. The arrangement has a range of multiples, which could vary from 7x to 13x gross profit, depending on the achievement of certain gross profit milestones for the relevant periods, and therefore a reasonable change in these estimates would impact the consideration to be transferred.

While the payment estimates above have been prepared in good faith and based on information currently available, the actual consideration to be paid may change including as a result of D1’s and Zenvia Brazil’s results of operations and conclusion of the review of LTM ending March 31, 2021. The estimates presented above are preliminary and subject to that transaction progressing to a sufficiently advanced stage where there is sufficient information for a definitive measurement of final consideration amounts.

Upon consummation of the D1 Acquisition, we will also become indirect holders of 100% of the share capital of Smarkio Tecnologia Ltda., or Smarkio, a wholly -owned subsidiary of D1 and a cloud-based company that combines an automated marketing platform through chatbots with a platform for creating, integrating and processing conversational interfaces that can be used by developers and business users. Smarkio was acquired by D1 in December 2020 and D1 started consolidating Smarkio in its financial statements as of December 1, 2020.

The D1 Acquisition is subject to the satisfaction or waiver of certain closing conditions set forth in the definitive agreements governing this transaction, including the consummation of this offering. To the extent these conditions are not satisfied or waived or to the extent we do not consummate this offering, we may not complete the D1 Acquisition. See “Risk Factors—Certain Risks Relating to Our Business and Industry—We may pursue strategic acquisitions or investments which may divert our management’s attention and result in reduced cash levels, increased indebtedness or dilution to our shareholders. The failure of an acquisition or investment to produce the anticipated results, the failure to consummate a pending acquisition (including the D1 Acquisition), or the inability to integrate an acquired company fully, could adversely affect our business.”

We plan to use US$64 million (equivalent to R$353 million using the Central Bank selling exchange rate of R$5.4970 per U.S. dollar published on April 22, 2021) from the proceeds of this offering to pay the consideration payable in cash to acquire D1. See “Use of Proceeds.”

Sirena Acquisition

On July 24, 2020, Zenvia Brazil entered into a certain share purchase and sale agreement to purchase 100% of Sirena. As consideration for the Sirena Acquisition, Zenvia Brazil (i) made an upfront cash payment of US$10,923 thousand (amounting to R$56,961 thousand using the Central Bank selling exchange rate published on July 24, 2020) on closing date, and US$392 thousand (R$2,045 thousand using the Central Bank selling exchange rate published on January 24, 2021) which was paid on January 24, 2021 to Sirena shareholders; and (ii) assuming the consummation of this offering, we will deliver a certain number of our Class A common shares to Sirena shareholders, corresponding to an equity interest calculated based on a percentage of the upfront payment made by Zenvia Brazil divided by an established valuation of Zenvia set forth in the acquisition agreement governing the Sirena Acquisition. Zenvia Brazil’s valuation for this purpose will be based on Zenvia Brazil’s gross margin minus Zenvia’s net debt as of December 31, 2020. Based on our preliminary estimate, we expect to deliver approximately 89,131 Class A common shares, equivalent to R$4,510 thousand, to these Sirena shareholders in connection with the above. The estimated number of Class A common shares to be delivered is based on our valuation and the number of Zenvia Inc. shares prior to our initial public offering, giving effect to the Sirena Acquisition, and based on the metrics required in the acquisition agreement for this transaction.

Moreover, Sirena’s former shareholders are entitled to an additional payment in the aggregate amount estimated at US$13,584 thousand (equivalent to R$70,835 thousand using the Central Bank selling exchange rate published on December 31, 2020) payable in three installments (6, 12 and 24 months following the closing date of the Sirena Acquisition). In addition, former Sirena shareholders that remained working with us are eligible to receive additional earn-out compensation (provided that they remain working with us until the end of the above referred payment period), in an amount up to US$5,514 thousand (equivalent to R$28,752 thousand using the Central Bank selling exchange rate published on the closing date) and payable in two installments (12 and 24 months following the closing date of the Sirena Acquisition), which may vary based on the achievement of certain financial milestones, as defined in the purchase and sale agreement governing the Sirena Acquisition, which are mainly based in the valuation of Sirena calculated considering Sirena’s gross margins. As of December 31, 2020, a provision was recorded in the amount of R$8,833 thousand in connection with such obligations.

This acquisition is in line with our strategy to expand into other Latin American regions. The transaction was consummated on July 24, 2020, and Zenvia Brazil began to consolidate Sirena’s results of operations as of that date.

The following table presents the estimated consideration expected to be transferred, related to the D1 Acquisition, and the total consideration transferred related to the Sirena Acquisition, at fair value:

	D1		Sirena
	(in thousands of R$)
Contribution in Cash(1)	40,000		—
Cash Payment(1)	312,969	(4)	59,006
Common shares(2)	142,084		4,510	(5)
Contingent consideration (earn-out 2022)(3)	57,019		—
Contingent consideration (earn-out 2023)(3)	174,081		—
Additional Payment	—		64,280
Consideration Transferred and Expected to be Transferred	726,153		127,796

(1) Considers the total current cash payment related to the D1 Acquisition amounting R$352,969 thousand, and also considers that prior to the consummation of the D1 Acquisition, D1 is required as a precedent condition to pay to Smarkio’s shareholders the total outstanding consideration payable in connection with Smarkio’s acquisition, amounting R$61,464 thousand. Pro forma assumes that the acquisition of Smarkio has already occurred and we reflected the estimated consideration paid in cash and the payment of the Smarkio acquisition, as a reduction of cash and cash equivalents in the unaudited pro forma condensed statement of financial position as of December 31, 2020.

(2) D1 acquisition agreements state that part of the total payment will be made with our Class A common shares.We expect to deliver approximately 1,439,633 Class A common shares, considering a midpoint estimated price range of US$18 per Class A common share (R$99 using the Central Bank selling exchange rate of R$5.4970 per U.S. dollar published on April 22, 2021), to D1 shareholders in connection with the above, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. Each US$1.00 increase (decrease) in the assumed initial public offering price of US$18.00 per Class A common share would increase (decrease) the number of Class A common shares we expect to deliver to D1 shareholders by approximately 80,227 Class A common shares.

(3) The total contingent consideration was presented as non-current liability in the total amount of R$231,100 thousand in the unaudited pro forma condensed statement of financial position as of December 31, 2020. For measurement of the contingent consideration see paragraphs below.

(4) The cash payment of R$312,969 thousand is based on our preliminary estimate which was calculated based on a valuation of 13 (thirteen) times D1’s gross profit for the last twelve months (LTM) ending on March 31, 2021 minus D1 net debt as of the same date and adjusted by working capital. D1 financial results for the three months ended March 31, 2021 are not yet finalized. This estimated information reflects its preliminary results for this period. As a result, D1 gross profit for the three months ended March 31, 2021 is expected to be between R$ thousand and R$ thousand. If the final D1’s gross profit for the last twelve months (LTM) ending on March 31, 2021 were R$ thousand, the cash payment would be R$ thousand and goodwill would be R$ thousand, and if the final D1’s gross profit for the last twelve months (LTM) ending on March 31, 2021 were R$ thousand, the cash payment would be R$ thousand and goodwill would be R$ thousand.

(5) Sirena’s acquisition agreement stated that a fixed amount of US$865 thousand (R$4,510 thousand) can be settled in cash or shares. Assuming the consummation of this offering, we will deliver a certain number of our Class A common shares to Sirena shareholders, corresponding to an equity interest calculation based on a percentage of the upfront payment made by Zenvia Brazil divided by an established valuation of Zenvia set forth in the acquisition agreement governing the Sirena Acquisition. Zenvia Brazil’s valuation for this purpose will be based on Zenvia Brazil’s gross profit minus Zenvia’s net debt as of December 31, 2020. Based on our preliminary estimate, we expect to deliver approximately 89,131 Class A common shares, equivalent to R$4,510 thousand, considering a midpoint estimated price range of US$18 per Class A common share (R$99 using the Central Bank selling exchange rate of R$5.4970 per U.S. dollar published on April 22, 2021), to these Sirena shareholders in connection with the above. The estimated number of shares to be delivered is based on our valuation and the number of Zenvia Inc. shares prior to our initial public offering, giving effect to the Sirena Acquisition, and based on the metrics required in the acquisition agreement for this transaction. Since the unaudited pro forma condensed statement of financial position as of December 31, 2020 only requires the presentation of pro forma for D1’s probable acquisition, we have not reclassified this amount to equity in the unaudited pro forma condensed statement of financial position as of December 31, 2020.

The estimated fair value of the contingent consideration (D1 Acquisition), currently estimated of R$231,100 thousand, was measured, as described in the acquisitions agreements, based on a certain multiple times D1’s gross profit for the last twelve months (LTM) ending on March 31, 2022 and March 31, 2023, respectively, minus net debt at the same date. Such multiple will vary (from 7x to 13x gross profit) depending on the achievement of certain gross profit milestones for the relevant periods.

Considering that contingent consideration is based on future results, and its dependent on the gross profit and net debt, and applicable multiple, a reasonable change in the assumptions of multiples or LTM gross profit could materially impact the contingent consideration expected to be transferred (D1 Acquisition). The table below presents an estimate of which could be the contingent consideration depending on the variance of these metrics:

Gross profit - multiple estimate	7 x Gross Profit	11.24 x Gross Profit	Current fair value estimation (13 x Gross Profit – 100%)	>13 x Gross Profit(1)
D1 Acquisition
Earnout – 2022	14,073	35,187	57,019	70,708	71,762
Earnout – 2023	43,707	118,515	174,081	209,868	241,480
Total contingent consideration	57,780	153,702	231,100	280,576	313,242

(1)	If the multiple exceeds 13x gross profit, then the excess of the 13x gross profit will have incremental of 10x (100%-120%) or 9x (120% and 150%).

3.2           Fair value of assets and liabilities

We performed a preliminary valuation analysis of the fair market value of D1 assets to be acquired and liabilities to be assumed. This preliminary purchase price allocation has been used to prepare pro forma transaction accounting adjustments in the unaudited pro forma statement of profit or loss. The final purchase price allocation will be determined when we complete the detailed valuations and necessary calculations. The final measurement could differ materially from the preliminary measurement used in the pro forma adjustments. The final measurement may include (1) changes in the measurement of goodwill and (2) changes in the fair value of intangible assets. We have estimated the fair value to such assets and liabilities, based on available information and certain estimates and assumptions and, therefore, the actual effects of these transactions may differ from pro forma transaction accounting adjustments. The following table summarizes the fair value of assets acquired (Sirena Acquisition) and to be acquired (D1 Acquisition) and the liabilities assumed (Sirena Acquisition) or expect to be assumed (D1 Acquisition):

	D1	Sirena
	(in thousands of R$)
Consideration Expected to be Transferred and Total Consideration transferred (Note 3.1)	726,153	127,796

Fair value of assets acquired or to be acquired and liabilities assumed or to be assumed	953	1,519
Fair value of intangible assets:
Digital Platform	96,626	54,521
Customer portfolio	1,575	1,975
Defered tax liability	(33,388)	(14,835)
Total	65,766	43,180
Goodwill	660,388	84,616

4.       Pro Forma Adjustments

(a)       Intangible Assets

The fair value adjustment on intangible assets is comprised of the following:

			Estimated fair value				Estimated pro forma amortization expense (straigh-line method)			Allocation of pro
						Estimated				forma amortization
	Nature	Valuation Methodology	D1	Sirena	Total Zenvia´s acquired intangible assets	useful life Years	D1 (1)	Sirena (2)	Total Zenvia´s amortization of acquired intangible assets	expense in the pro forma statement of income line item
			(in thousands of R$)
Digital Platform	Represents the fair value of digital platform	MPEEM – Multi period excess earnings method	96,626	54,521	151,147	5	19,325	6,179	25,504	Cost of services

Customer portfolio	Represents the fair value of costumer portfolio	MPEEM – Multi period excess earnings method	1,575	1,975	3,550	10	158	112	269	Administrative expenses
Total			98,201	56,496	154,697		19,483	6,291	25,773

(1)	The D1 acquisition pro forma adjustments refers to the period from January 1, 2020 to December 31, 2020. Since this acquisition has not been consummated to date, Zenvia Brazil has not consolidated D1 in its historical audited consolidated financial statements as of and for the year December 31, 2020.
(2)	The Sirena acquisition pro forma adjustments refers to the period from January 1, 2020 July 23, 2020. Zenvia Brazil started to consolidate Sirena’s statement of profit and loss as of July 24, 2020 upon consummation of its acquisition by Zenvia Brazil.

The MPEEM methodology (Multi Period Excess Earnings Method) is mostly used to measure the value of primary assets or most important assets of a company. According to that method, in determining fair values, the cash flows attributable to all other assets are subtracted through a contributory asset charge (CAC). The MPEEM method assumes that the fair value of an intangible asset is the same as the present value of the cash flows attributable to that asset, less the contribution of other assets, both tangible and intangible ones.

The following are the material underlying assumptions used in determining the fair value estimate adjustments on intangible assets:

	D1 Acquisition		Sirena Acquisition
	Digital platform	Customer portfolio	Digital platform	Customer portfolio
Revenue	Revenue considered entire services provided. Revenue projections were based on the business plan revenue growth rate and estimated attrition. At the reference date, the company had 54.2 million revenue.	Revenue considered entire services provided. Revenue projections were based on the business plan revenue growth rate and estimated attrition. At the reference date, the company had 54.2 million revenue.	Revenue considered entire services provided. Revenue projections were based on the business plan revenue growth rate and estimated attrition. At the reference date, the company had R$3.6 million revenue (6 months period).	Revenue considered entire services provided. Revenue projections were based on the business plan revenue growth rate and estimated attrition. At the reference date, the company had R$3.6 million revenue (6 months period).
Attrition rate –Churn rate	The estimated attrition rate is 19.13%	The estimated attrition rate is 10%	The estimated attrition rate is 19.03%	The estimated attrition rate is 10%
Useful Life	Useful life for the intangible asset is 5 years.	Useful life for the intangible asset is 10 years.	Useful life for the intangible asset is 5 years.	Useful life for the intangible asset is 10 years.
Contributory Assets Charge	The considered CAC includes Working Capital (7.79% p.a), Fixed Assets (7.79%p.a), Workforce (15.07% p.a) and customer portfolio (16.07% p.a).	The considered CAC includes Working Capital (16.07% p.a), Fixed Assets (7.79% p.a) and Workforce (15.07% p.a).	The considered CAC includes Working Capital (10.97% p.a), Fixed Assets (10.97% p.a), Workforce (15.07% p.a) and customer portfolio (17.42% p.a).	The considered CAC includes Working Capital (10.97% p.a), Fixed Assets (10.97% p.a) and Workforce (17.42% p.a).
Tax Amortization Benefit (TAB)	TAB was calculated according to the Target’s projected effective tax rate of 34% and an amortization period equivalent to asset’s remaining useful life.	TAB was calculated according to the Target’s projected effective tax rate of 34% and an amortization period equivalent to asset’s remaining useful life.	TAB was calculated according to the Target’s projected effective tax rate of 34% and an amortization period equivalent to asset’s remaining useful life.	TAB was calculated according to the Target’s projected effective tax rate of 34% and an amortization period equivalent to asset’s remaining useful life.
Discount Rate	The discount rate was equivalent to company’s WACC plus spread, resulting in an after-tax rate of 16.07%.	The discount rate was equivalent to company’s WACC plus spread, resulting in an after-tax rate of 16.07%.	The discount rate was equivalent to company’s WACC plus spread, resulting in an after-tax rate of 18.42%.	The discount rate was equivalent to company’s WACC plus spread, resulting in an after-tax rate of 18.42%.

(b)       Compensation to the former shareholders of Sirena

Following the Sirena acquisition, Sirena’s former shareholders that remained working with us will be subject to a compensation of up to US$5,514 thousand at acquisition date (equivalent to R$28,752 thousand using the Central Bank selling exchange rate published on the closing date) and payable in two installments (12 and 24 months following the closing date of the Sirena Acquisition). This compensation is calculated based on certain milestones of gross margins (as defined in the share purchase and sale agreement) generated by Sirena solutions, including their continued employment with us.

Zenvia Brazil recognized, as of December 31, 2020, a provision of R$8,833 thousand, for the period from July 24 to December 31, 2020, to be payable if the conditions were met. For the purpose of the unaudited pro forma condensed information, Zenvia Brazil recognized an additional expense (proportionally calculated), in the “Administrative expenses” line item, of R$11,262 thousand for the period from January 1, 2020 to July 23, 2020.

(c)       Deferred Income Taxes

Deferred income taxes on pro forma adjustments were calculated using the statutory income tax rate in Brazil (34%) and in United States of America (21%), where Sirena is located, depending on where pro forma adjustments are reasonably expected to occur. The effective tax rate applicable to us could be significantly different (either higher or lower) depending on post-acquisition activities, including repatriation decisions, cash needs and the actual geographical mix of income.

(d)       Transaction Costs

All the transactions costs related to D1 and Sirena Acquisition were recognized as expenses in Zenvia Brazil statement of profit or loss for the period ended December 31, 2020. The transactions costs with lawyers and due diligence were recognized as expenses in Zenvia Brazil’s statement of profit or loss for the year ended December 31, 2020 and amounted to R$180 thousand. We do not expect to incur in additional transaction costs.

(e) Interest Expenses

The Sirena Acquisition agreement has interest expense, related to the amount payables to the former shareholders. pro forma interest expense on the payables to the former shareholders of Sirena. Zenvia Brazil recognized, as of December 31, 2020, a provision of R$1,566 thousand, for the period from July 24 to December 31, 2020, to be payable to the former shareholders of Sirena. For the purpose of the unaudited pro forma condensed information, Zenvia Brazil recognized an additional expense (proportionally calculated), in the “Finance cost” line item, of R$1,997 thousand for the period from January 1, 2020 to July 23, 2020.

(f)       Earnings/(loss) per share

Basic loss per share are calculated by dividing the net loss attributable to the owners of the Company by the weighted average of outstanding common shares. Diluted loss per share is calculated by adjusting the weighted average of outstanding common shares, assuming that all potential common shares that would cause dilution are converted. Currently there is no potential common shares that would cause dilution.

The weighted average of common outstanding common shares, on pro forma adjustments, are adjusted to reflect the estimated numbers of Class A common shares that we expect to deliver to D1 and Sirena, after giving effect to the Corporate Reorganization, the D1 Acquisition and the Sirena Acquisition.

	Historical Zenvia Brazil	Total Zenvia Pro Forma (Giving effect to the Corporate Reorganization, the issuance of Class A common shares to fund the D1 Acquisition)		Total Zenvia Pro Forma (Giving effect to the Corporate Reorganization, the issuance of all Class A common shares in this offering and payment of cash bonus and equity grants)
	(in thousands of R$, except numbers of shares)
Net loss attributable to owners of the Company	(21,431)	(71,560)		(121,411)
Weighted average of outstanding common shares	4,601,501	24,536,268	(1)(2)	35,647,379	(1)(2)
Basic pro forma loss per share – R$	(0.0047)	(0.0029)		(0.0034)	(3)
Diluted pro forma loss per share – R$	(0.0047)	(0.0029)		(0.0034)	(3)

(1)       Gives effect to the one-to-five contribution related to the Corporate Reorganization.

(2)       Does not give effect to the issuance of Class A common shares under equity grants expected to be made to certain of our officers and employees as a result of the consummation of this offering as such Class A common shares may only become issuable following a two-year cliff vesting period after the consummation of this offering. See 4(j) of the accompanying notes to the Unaudited Pro Forma Condensed Financial Information.

(3)       Assuming the exercise in full by the underwriters of the option to purchase additional Class A common shares, our basic and our diluted pro forma loss per share would be R$0.0033.

(g)       D1 share-based payments

In February 2021, D1 has granted a share-based payment plan, to its shareholder´s and executives of 65,548 D1 restricted shares. The award includes a provision that accelerates the vesting in the event of a change in control. Compensation charges resulting from these provisions will be included in the pre-acquisition financial statements of D1. The D1 shares will be transferred to the beneficiaries of the plan before the closing date of the acquisition of D1 by Zenvia Brazil. Zenvia Brazil will then pay these shares to the beneficiaries as part of the D1 Acquisition. For the purpose of unaudited condensed pro forma condensed statement of profit or loss, we are presenting this as a transaction accounting adjustment as if it had been reflected in the historical financial statements of D1 for the year ended December 31, 2020 in the amount of R$ 23,054 thousand.

(h)        Expenses that are not expected to recur beyond 12 months after the transactions

The following amounts presented in the unaudited condensed statement of profit or loss are not expected to recur beyond 12 months after the transaction.

(in thousands of R$)
D1 Share-based payments	23,054
Sirena Share Based payments (1)	6,123
Transactions Costs	180
Cash-based compensation payable upon consummation of this offering(2)	70,875
Deferred income tax and social contribution(3)	(31,997)
Total significant items	68,235

(1)	In connection with the Sirena Acquisition, Sirena’s restricted shares plan was cancelled at the acquisition date and the shares were paid by Zenvia Brazil to Sirena’s former shareholders as part of the consideration transferred. Sirena recorded such event in the pre-acquisition period as an acceleration of the vesting period, recognizing all the impacts in profit or loss and a corresponding entry in equity.
(2)	Cash-based payment bonuses expected to be made to certain of our officers and employees as a result of the consummation of this offering. See “Management— IPO Grants and Post-IPO Equity Incentive Plan” and 4(j) of the accompanying notes to the Unaudited Pro Forma Condensed Financial Information.
(3)	Does not include Sirena’s shared based payment expenses since they are considered non-deductible.

(i) Costs and expenses by nature

	Historical Zenvia Brazil		Historical Sirena		Transaction Accounting Adjustments	Subtotal Zenvia Brazil Pro Forma/ Sirena	Historical D1	Historical Smarkio	Transaction Accounting Adjustments	Subtotal Zenvia Pro Forma reflecting issuance of Class A common shares to fund the D1 Aquisition	Additional Other Transaction Adjustments		Total Zenvia Pro Forma reflecting issuance of all Class A common shares in this offering
	(in thousands of R$)		(in thousands of US$)	(in thousands of R$)
Salaries and charges	78,103	(1)	833	4,142	11,262	93,507	14,227	2,871	—	110,605	75,532	(4)	186,137
Share-based payments	—		1,232	6,123	—	6,123	—	—	23,054	29,177	—		29,177
Business Service Provider (BSP)	305,561		389	1,934	—	307,495	10,713	2,208	—	320,416	—		320,416
Depreciation	27,287 (2)		9	45	6,291	33,623	2,569	—	19,483	55,675	—		55,675
Professional fees	17,319		680	3,378	—	20,697	7,086	4,248	—	32,031	—		32,031
Rental	2,005		20	99	—	2,104	456	—	—	2,560	—		2,560
Communications	4,557		—	—	—	4,557	—	—	—	4,557	—		4,557
Travel expenses	886		22	112	—	998	—	—	—	998	—		998
Impairment of trade receivables	4,205		73	362	—	4,567	—	—	—	4,567	—		4,567
Marketing expenses	3,540		34	167	—	3,707	—	1,680	—	5,387	—		5,387
Others	7,505	(3)	393	1,957	—	9,462	1,450	(34)	—	10,878	—		10,878
Total expenses	450,968		3,686	18,319	17,553	486,838	36,501	10,973	42,537	576,851	75,532		652,383

(1)	Includes R$7,882 thousand related to the estimated compensation payable to Total Voice former shareholders that remained working with us, and R$8,833 thousand related to the estimated compensation payable to Sirena former shareholders that remained working with us.
(2)	Includes R$7,042 thousand allocated as cost of services and R$8,468 thousand allocated as administrative expenses related to amortization of intangible assets acquired from business combination (Total Voice and Sirena).
(3)	Includes the write-off of leasehold improvements in the amount of R$1,758 thousand and fines paid in connection with the return of property before expiration of contractual term in the amount of R$1,100 thousand.
(4)	Cash-based payment bonuses and equity grants expected to be made to certain of our officers and employees as a result of the consummation of this offering. See “Management— IPO Grants and Post-IPO Equity Incentive Plan” and 4(j) of the accompanying notes to the Unaudited Pro Forma Condensed Financial Information.

(j) Corporate Reorganization, Use of the Proceeds in This Offering and Cash-Based Payment Bonus and Equity Grants to Certain Officers and Employees

Corporate Reorganization

Prior to the consummation of this offering, our current shareholders, will contribute all of their shares in Zenvia Brazil to us. In return for this contribution, we will issue in aggregate 23,708,300 new Class B common shares to Bobsin LLC, Oria Zenvia Co-investment Holdings, LP, Oria Zenvia Co-investment Holdings II, LP, Oria Tech Zenvia Co-investment – Fundo de Investimento em Participações Multiestratégia and Oria Tech I Inovação Fundo de Investimento em Participações Multiestratégia and in aggregate 199,710 new Class A common shares to Spectra I Fundo de Investimento em Participações Multiestratégia Investimento No Exterior and Spectra II Fundo de Investimento em Participações Multiestratégia Investimento No Exterior, in each case, at a ratio of one-to- five. See Presentation of Financial and Other Information“—Our Corporate Reorganization.”

Use of Proceeds in this Offering

We intend to allocate US$64 million (equivalent to R$353 million using the Central Bank selling exchange rate of R$5.4970 per U.S. dollar published on April 22, 2021) from the proceeds of this offering to pay the consideration payable in cash to acquire D1 and the remaining net proceeds for general corporate purposes. See “Use of Proceeds.”

Cash-Based Payment Bonus and Equity Grants to Certain Officers and Employees

Conditioned upon the consummation of this offering, we expect to pay R$70,875 thousand (equivalent to US$12,893 thousand, using the Central Bank selling exchange rate of R$5.4970 per U.S. dollar published on April 22, 2021) in cash to certain of our officers and employees, assuming an initial public offering price of US$18.00 per Class A common share, which is the midpoint of the price range set forth on the cover page of this prospectus. Each US$1.00 increase (decrease) in the assumed initial public offering price of US$18.00 per Class A common share would increase (decrease) the aforementioned cash-based payment bonus by R$5,164 thousand.

In connection with, and subject to, the consummation of this offering, we expect to grant to certain of our officers and employees awards of restricted share units. Such restricted share units will give the holder the right to receive our Class A common shares subject to, among other conditions, a vesting period of two years following consummation of this offering and, in the case of some grants, the achievement certain performance goals to be established by us. Assuming an initial public offering price of US$18.00 per Class A common share, which is the midpoint of the price range set forth on the cover page of this prospectus, we expect to deliver 94,138 of such restricted share units, or the equivalent of R$9,315 thousand divided by the initial public offering price. Each US$1.00 increase (decrease) in the assumed initial public offering price of US$18.00 per Class A common share would increase (decrease) the aforementioned number of restricted share units by 11,831. See “Management— IPO Grants and Post-IPO Equity Incentive Plan.”

For the purpose of our unaudited condensed pro forma statement of profit or loss, we are recognizing an expense of R$4,657 thousand (equivalent to US$847 thousand, using the Central Bank selling exchange rate of R$5.4970 per U.S. dollar published on April 22, 2021), which, assuming the grant had occurred on January 1, 2020, would represent the expense related to the above referred equity grant that we would expect to record in connection with its first vesting year.

Non-GAAP Pro Forma Financial Measures

Reconciliation of Non-GAAP Pro Forma Financial Measures

Reconciliation of Non-GAAP Gross Profit to Non-GAAP Pro Forma Gross Profit

			For the year ended December 31, 2020
	Historical Zenvia Brazil(1)	Historical Sirena(2)	Transaction Accounting Adjustments		Subtotal Zenvia Brazil Pro Forma/ Sirena	Historical D1(3)	Historical Smarkio(4)	Transaction Accounting Adjustments (5)		Subtotal Zenvia Pro Forma reflecting issuance of Class A common shares to fund the D1 Aquisition (6)	Additional Other Transaction Adjustments	Total Zenvia Pro Forma reflecting issuance of all Class A common shares in this offering
	(in thousands of R$)
Gross profit	103,831	6,177	(6,179	)(10)	103,829	12,918	22,756	(19,325	)(10)	120,178	—	120,178
(+) Amortization of intangible assets acquired from business combinations	7,042	—	6,179	(10)	13,221	732	—	19,325	(10)	33,278	—	33,278
Non-GAAP Pro Forma Gross Profit(7)	110,873	6,177	—		117,050	13,650	22,756	—		153,456	—	153,456
Revenue	429,701	8,413	—		438,114	26,521	27,835	—		492,470	—	492,470
Pro forma gross margin(8)	24.2%	73.4%	—		23.7%	48.7%	81.8%	—		24.4%	—	24.4%
Non-GAAP Pro Forma Gross Margin(9)	25.8%	73.4%	—		26.7%	51.5%	81.8%	—		31.2%	—	31.2%

(1)	Represents the historical consolidated statement of profit or loss of Zenvia Brazil for the year ended December 31, 2020.
(2)	Represents the historical consolidated statement of profit or loss of Sirena for the period from January 1, 2020 to July 23, 2020. On July 24, 2020 the Sirena Acquisition was consummated and Zenvia Brazil began to consolidate Sirena’s results of operations as of that date.
(3)	Represents the historical consolidated statement of profit or loss of D1 for the year ended December 31, 2020.

(4)	Represents the historical statement of profit or loss of Smarkio for the period from January 1, 2020 to November 30, 2020. In December 2020, D1 consummated the acquisition of Smarkio and it began to consolidate Smarkio’s results of operations as of December 1, 2020.
(5)	For an explanation of these pro forma adjustments, see the accompanying notes to “— Unaudited Pro Forma Condensed Statement of Profit or Loss for the Year Ended December 31, 2020.”
(6)	For a discussion on the Sirena Acquisition, the D1 Acquisition and our unaudited pro forma condensed statements of profit or loss and related notes, see “Unaudited Pro Forma Condensed Financial Information.”
(7)	We calculate Non-GAAP Pro Forma Gross Profit as pro forma gross profit plus pro forma amortization of intangible assets acquired from business combinations. For further information on Non-GAAP Pro Forma Gross Profit, see “Presentation of Financial and Other Information––Special Note Regarding Non-GAAP Pro Forma Financial Measures.”
(8)	We calculate pro forma gross margin as pro forma gross profit divided by Zenvia pro forma revenue.
(9)	We calculate Non-GAAP Pro Forma Gross Margin as Non-GAAP Pro Forma Gross Profit divided by Zenvia pro forma revenue.
(10)	The total pro forma adjustment recognized in gross profit of R$25,504 thousand is comprised of: R$6,179 thousand and R$19,325 thousand of additional expenses (as per note 4(a) of the accompanying notes to the Unaudited Pro Forma Condensed Financial Information) related to the amortization of intangible assets (digital platform) acquired in the Sirena and D1’s Acquisitions, respectively.

Reconciliation of Non-GAAP Operating Profit to Non-GAAP Pro Forma Operating Profit

				For the year ended December 31, 2020
	Historical Zenvia Brazil(1)	Historical Sirena(2)		Transaction Accounting Adjustments		Subtotal Zenvia Brazil Pro Forma/Sirena	Historical D1(3)	Historical Smarkio(4)	Transaction Accounting Adjustments(5)		Subtotal Zenvia Pro Forma reflecting issuance of Class A common shares to fund the D1 Aquisition (6)	Additional Other Transaction Adjustments(7)	Total Zenvia Pro Forma reflecting issuance of all Class A common shares in this offering
	(in thousands of R$)
Profit/(Loss)	(21,431)	(10,477)		(13,721	)(10)	(45,629)	(11,460)	13,604	(28,075	) (10)	(71,560)	(49,851)	(121,411)
(+) Income tax and social contribution (current and deferred)	(8,039)	40		(5,829	)(11)	(13,828)	301	3,249	(14,462	)(11)	(24,740)	(25,681)	(50,421)
(+) Net finance costs	7,363	532		1,997	(12)	9,892	1,179	9			11,080		11,080
Operating profit/(loss)	(22,107)	(9,905)		(17,553)		(49,565)	(9,980)	16,862	(42,537)		(85,220)	(75,532)	(160,752)
(+) Amortization of intangible assets acquired from business combinations	15,510	—		6,291	(13)	21,801	732	—	19,483	(13)	42,016	—	42,016
(+) Share-based payments	—	6,123	(14)	—		6,123	—	—	23,054	(15)	29,177	—	29,177
(+) Expenses related to branch closing(8)	2,858	—		—		2,858	—	—	—		2,858	—	2,858
(+) Expenses related to IPO grants (7)	—	—		—		—	—	—	—		—	75,532	75,532
Non-GAAP Pro Forma Operating Profit/(Loss)(9)	(3,739)	(3,782)		(11,262)		(18,783)	(9,248)	16,862	—		(11,169)	—	(11,169)

(1)	Represents the historical consolidated statement of profit or loss of Zenvia Brazil for the year ended December 31, 2020.
(2)	Represents the historical consolidated statement of profit or loss of Sirena for the period from January 1, 2020 to July 23, 2020. On July 24, 2020, the Sirena Acquisition was consummated and Zenvia Brazil began to consolidate Sirena’s results of operations as of that date.
(3)	Represents the historical consolidated statement of profit or loss of D1 for the year ended December 31, 2020.
(4)	Represents the historical statement of profit or loss of Smarkio for the period from January 1, 2020 to November 30, 2020. In December 2020, D1 consummated the acquisition of Smarkio and it began to consolidate Smarkio’s results of operations as of December 1, 2020.
(5)	For an explanation of these pro forma adjustments, see the accompanying notes to “—Unaudited Pro Forma Condensed Statement of Profit or Loss for the Year Ended December 31, 2020.”
(6)	For a discussion on the Sirena Acquisition, the D1 Acquisition and our unaudited pro forma condensed statements of profit or loss and related notes, see “Unaudited Pro Forma Condensed Financial Information.”
(7)	Cash-based payment bonuses and equity grants expected to be made to certain of our officers and employees as a result of the consummation of this offering. See “Management— IPO Grants and Post-IPO Equity Incentive Plan” and 4(j) of the accompanying notes to the Unaudited Pro Forma Condensed Financial Information.
(8)	Corresponds to the write-off of leasehold improvements in the amount of R$1,758 thousand and fines paid in connection with the return of property before expiration of contractual term in the amount of R$1,100 thousand.
(9)	We calculate Non-GAAP Pro Forma Operating Profit as pro forma profit adjusted by pro forma income tax and social contribution (current and deferred) and pro forma net finance costs plus pro forma amortization of intangible assets acquired from business combinations and pro forma expenses related to branch closing. For further information on Non-GAAP Pro Forma Operating Profit, see “Presentation of Financial and Other Information––Special Note Regarding Non-GAAP Pro Forma Financial Measures.”
(10)	The total pro forma adjustment of R$41,796 thousand recognized in consolidated statements of profit or loss considers all the pro forma adjustments presented in the “Unaudited Pro Forma Condensed Statement of Profit or Loss” and R$13,721 thousand is related to the Sirena’s Acquisition and R$28,075 thousand is related to the D1 Acquisition.
(11)	The total income tax and social contribution (current and deferred) of R$20,291 thousand reflects the tax effects of all the pro forma adjustments presented in the “Unaudited Pro Forma Condensed Statement of Profit or Loss” (as per note 4(c) of the accompanying notes to the Unaudited Pro Forma Condensed Financial Information), and R$5,829 thousand is related to the Sirena’s Acquisition and R$14,462 thousand is related to the D1 Acquisition.
(12)	The Sirena Acquisition agreement has interest expense of R$1,997 thousand, related to the amount payables to the former shareholders (as per note 4(e) of the accompanying notes to the Unaudited Pro Forma Condensed Financial Information).
(13)	The total amortization of intangible assets acquired from business combinations of R$25,774 thousand is comprised of: R$6,291 thousand and R$19,483 thousand of additional expenses (as per note 4(a) of the accompanying notes to the Unaudited Pro Forma Condensed Financial Information related to the amortization of intangible assets (digital platform and customer portfolio) acquired in the Sirena and D1’s Acquisitions, respectively.
(14)	In connection to the Sirena Acquisition, Sirena’s restricted shares plan was cancelled at the acquisition date and the shares were paid by Zenvia Brazil to Sirena’s former shareholders as part of the consideration transferred. Sirena recorded such event in the pre-acquisition period as an acceleration of the vesting period, recognizing all the impacts in profit or loss and a corresponding entry in equity.
(15)	The pro forma adjustment is of R$23,054 thousand related to the D1 share-based payment (as per note 4(g) of the accompanying notes to the Unaudited Pro Forma Condensed Financial Information).

Reconciliation of Pro Forma EBITDA and Pro Forma Adjusted EBITDA

	For the year ended December 31, 2020
	Historical Zenvia Brazil(1)	Historical Sirena(2)		Transaction Accounting Adjustments		Subtotal Zenvia Brazil Pro Forma/Sirena	Historical D1(3)	Historical Smarkio(4)	Transaction Accounting Adjustments (5)		Subtotal Zenvia Pro Forma reflecting issuance of Class A common shares to fund the D1 Aquisition (6)	Additional Other Transaction Adjustments (7)	Total Zenvia Pro Forma reflecting issuance of all Class A common shares in this offering
	(in thousands of R$)
Profit/(Loss)	(21,431)	(10,477)		(13,721	)(11)	(45,629)	(11,460)	13,604	(28,075	)(10)	(71,560)	(49,851)	(121,411)
(+) Income tax and social contribution (current and deferred)	(8,039)	40		(5,829	)(12)	(13,828)	301	3,249	(14,462	) (12)	(24,740)	(25,681)	(50,421)
(+) Net finance costs	7,363	532		1,997	(13)	9,892	1,179	9	—		11,080	—	11,080
(+) Depreciation and amortization	27,287	45		6,291		33,623	2,568	143	19,483	(14)	55,817	—	55,817
Pro Forma EBITDA(8)	5,180	(9,860)		(11,262)		(15,942)	(7,412)	17,005	(23,054)		(29,403)	(75,532)	(104,935)
(+) Share-based payment		6,123	(15)			6,123			23,054	(16)	29,177	—	29,177
(+) Expenses related to branch closing(9)	2,858	—		—		2,858	—	—	—		2,858	—	2,858
(+) Expenses related to IPO grants(7)	—	—		—		—	—	—	—		—	75,532	75,532
Pro Forma Adjusted EBITDA(10)	8,038	(3,737)		(11,262)		(6,961)	(7,412)	17,005	—		2,632	—	2,632

(1)	Represents the historical consolidated statement of profit or loss of Zenvia Brazil for the year ended December 31, 2020.
(2)	Represents the historical consolidated statement of profit or loss of Sirena for the period from January 1, 2020 to July 23, 2020. On July 24, 2020, the Sirena Acquisition was consummated and Zenvia Brazil began to consolidate Sirena’s results of operations as of that date.
(3)	Represents the historical consolidated statement of profit or loss of D1 for the year ended December 31, 2020.
(4)	Represents the historical statement of profit or loss of Smarkio for the period of eleven months ended November 30, 2020. In December 2020, D1 consummated the acquisition of Smarkio and it began to consolidate Smarkio’s results of operations as of December 1, 2020.
(5)	For an explanation of these pro forma adjustments, see the accompanying notes to “—Unaudited Pro forma Condensed Statements of Profit or Loss for the Year Ended December 31, 2020.”
(6)	For a discussion on the Sirena Acquisition, the D1 Acquisition and our unaudited pro forma condensed statements of profit or loss and related notes, see “Unaudited Pro Forma Condensed Financial Information.”
(7)	Cash-based payment bonuses and equity grants expected to be made to certain of our officers and employees as a result of the consummation of this offering. See “Management— IPO Grants and Post-IPO Equity Incentive Plan” and 4(j) of the accompanying notes to the Unaudited Pro Forma Condensed Financial Information.
(8)	We calculate Pro Forma EBITDA as pro forma profit adjusted by pro forma income tax and social contribution (current and deferred), pro forma net finance costs and pro forma depreciation and amortization. For further information on Pro Forma EBITDA, see “Presentation of Financial and Other Information––Special Note Regarding Non-GAAP Pro Forma Financial Measures.”
(9)	Corresponds to the write-off of leasehold improvements in the amount of R$1,758 thousand and fines paid in connection with the return of property before expiration of contractual term in the amount of R$1,100 thousand.
(10)	We calculate Pro Forma Adjusted EBITDA as pro forma EBITDA plus pro forma share-based payment, pro forma expenses related to branch closing and pro forma expenses related to IPO grants. For further information on Pro Forma Adjusted EBITDA, see “Presentation of Financial and Other Information––Special Note Regarding Non-GAAP Pro Forma Financial Measures.”
(11)	The total pro forma adjustment of R$41,796 thousand recognized in consolidated statements of profit or loss considers all pro forma adjustments presented in the “Unaudited Pro Forma Condensed Statement of Profit or Loss” and R$13,721 thousand is related to the Sirena’s Acquisition and R$28,075 thousand is related to the D1’s Acquisition.
(12)	The total income tax and social contribution (current and deferred) of R$20,291 thousand reflects the tax effects of all pro forma adjustments presented in the “Unaudited Pro Forma Condensed Statement of Profit or Loss” (as per note 4(c) of the accompanying notes to the Unaudited Pro Forma Condensed Financial Information), and R$5,829 thousand is related to the Sirena’s Acquisition and R$14,462 thousand is related to the D1’s Acquisition.
(13)	The Sirena Acquisition agreement has interest expense of R$1,997 thousand, related to the amount payables to the former shareholders (as per note note 4(e) of the accompanying notes to the Unaudited Pro Forma Condensed Financial Information).
(14)	The total amortization of intangible assets acquired from business combinations of R$25,774 thousand is comprised of: R$6,291 thousand and R$19,483 thousand additional expenses (as per note note 4(a) of the accompanying notes to the Unaudited Pro Forma Condensed Financial Information) related to the amortization of intangible assets (digital platform and customer portfolio) acquired in the Sirena and D1’s Acquisitions, respectively.
(15)	In connection to with the Sirena Acquisition, Sirena’s restricted shares plan was cancelled at the acquisition date and the shares were paid by Zenvia Brazil to Sirena’s former shareholders as part of the consideration transferred. Sirena recorded such event in the pre-acquisition period as an acceleration of the vesting period, recognizing all the impacts in profit or loss and a corresponding entry in equity.
(16)	The pro forma adjustment is of R$23,054 thousand related to the share-based payment to D1 shareholders’ and executives (as per note 4(g) of the accompanying notes to the Unaudited Pro Forma Condensed Financial Information).